Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125554

Prospectus

L.A.M. PHARMACEUTICAL, CORP.

Common Stock

22,037,182 Shares

                    This prospectus covers the sale of a total of 22,037,182 shares of our common stock being offered by the selling stockholders. Of the shares covered by this prospectus, 16,162,676 shares have been issued and 5,874,506 shares are issuable upon exercise of warrants issued to the selling stockholders. We will not receive any proceeds from sales of shares by the selling stockholders. As of the date of this prospectus, none of the selling stockholders have exercised any portion of their warrants. We do not know when, if ever, any selling stockholder will exercise any portion of their warrants.

                    Our common stock is quoted on the OTC Bulletin Board, under the symbol “LAMP.OB”. There is currently only a limited trading market in our common stock, and we do not know whether an active trading market will develop. On June 20, 2005, the last reported sale price for the common stock was $0.03 per share.

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Investing in our common stock involves a high degree of risk.
See the section entitled “Risk Factors,” beginning on page 4.

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                    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is June 29, 2005.
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                    You should rely only on information contained in this prospectus or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. You should not assume that the information in this prospectus or in any amendment to this prospectus is accurate as of any date other than the date of the prospectus or amendment.

                    References in this prospectus to “we”, “us” and “our” refer to L.A.M. Pharmaceutical, Corp. and our subsidiaries and include LAM Pharmaceutical LLC, our predecessor company.

PROSPECTUS SUMMARY

                    This summary highlights selected information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including “Risk Factors” on page 4 and our financial statements and the notes to those financial statements contained elsewhere in this prospectus.

Our Company

                    L.A.M. Pharmaceutical, Corp. (“L.A.M.”) was incorporated in Delaware in July 1998. In September 1998, L.A.M. acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC (formed in Florida on February 4, 1997) for 6,000,000 shares of L.A.M.’s common stock. L.A.M. was originally organized on February 4, 1994 as a partnership, under the name RDN, to commercialize a new transdermal drug delivery system.

                    We are the owner of a proprietary wound healing and transdermal drug delivery technology that involves the use of an original L.A.M. Ionic Polymer MatrixTM technology (“L.A.M. IPMTM”) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

                    Our corporate objective is to develop, market and license wound healing and transdermally delivered drugs, therapeutic preparations and cosmetics for the prescription, over-the-counter and cosmetic markets using our patented L.A.M. IPMTM technology. We intend to seek out corporate alliances and co-marketing partnerships where other drugs and topical products can be enhanced by L.A.M. IPMTM technology. We intend to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall objective. Acquisitions may be funded through a combination of issuance of shares and/or cash, in which case we would be required to raise additional funding through debt instruments or equity financing.

                    On April 15, 2002, we obtained clearance from the United States Food and Drug Administration (“FDA”) of its Section 510(k) pre-market notification of intent (number K020325) to market our proprietary L.A.M. IPM Wound GelTM. Limited commercial sales of this product began in August 2002.

                    On March 24, 2004, we received approval from the Chinese State Food and Drug Administration for the importation and sale of our L.A.M. IPM Wound GelTM in the Republic of China. Commercial sales commenced in the first quarter of 2005.

                    On January 5, 2005, we entered into a provisional agreement with Finest Enterprises Limited (“Finest”) and China Elegant Development Limited (“China Elegant”) to acquire New World Kellerton, a pharmaceutical company based in Xinyang, China. The provisional agreement is non-binding and remains in effect until the execution of a definitive agreement. The representative for Finest and China Elegant has yet to comply with our due diligence requests and accordingly we believe this transaction may not proceed.

                    All of our other potential products are in various stages of development and testing, and we have not attempted to obtain FDA approval for any of these other products or attempted to market products that may not require approval. As a result, to date we have not generated any significant revenues from the sale of pharmaceutical products, and expect to incur losses until significant revenues are earned from the sale of our L.A.M. IPM Wound GelTM or other products. We cannot assure you that the commercialization of our L.A.M. IPM Wound GelTM will be successful, or that our other product development efforts will be completed, that regulatory approvals will be obtained, that they will be manufactured and marketed successfully, or that we will ever earn a profit.

Principal Executive Offices

                    Our principal executive office and laboratory is located at 736 Center Street, Lewiston, New York. Our telephone number is (877) 526-7717 and our fax number is (716) 754-2043. Our website, describing our company, our technology, products, strategic partners and news releases can be visited at: www.lamparm.com. The web site is not a part of this prospectus.

The Offering

Common stock offered by us	None

Common stock offered by the selling stockholders	22,037,182 shares of common stock, consisting of 16,162,676 shares of common stock currently issued and outstanding and 5,874,506 shares of common stock issuable upon the exercise of warrants

Common stock outstanding as of the date	94,711,389 shares of common stock
of this prospectus

Common stock outstanding assuming the full exercise of all warrants and options, including the underlying shares of such warrants which are being registered hereunder	123,941,596 shares of common stock

Use of Proceeds	The selling stockholders will receive all of the proceeds from the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive approximately $1,421,160 if all of the warrants issued to the selling stockholders are exercised for cash, and we intend to use any such proceeds for general corporate purposes.

Summary Financial Data

                    The summary financial data set forth below with respect to the statements of operations for the years ended December 31, 2004 and 2003 and the three months ended March 31, 2005 and 2004 and with respect to the balance sheets as of December 31, 2004 and 2003 and March 31, 2005, are derived from, and should be read in conjunction with, the audited financial statements and the notes thereto included elsewhere in this prospectus.

Statement of Operations Data:

	Year Ended December 31,
	2004	2003
Revenue	$173,344	$105,789
Operating Expenses	3,585,999	1,949,326
Other Expenses	7,577	282,944
Lawsuit Settlement	560,000	—
Arbitration Settlement	—	591,873
Net Loss	$(3,980,232)	$(2,718,354)

	Three Months Ended March 31,
	2005	2004
	(unaudited)
Revenue	$212,720	$18,636
Operating Expenses	1,463,353	415,840
Other Expenses	2,430	1,186,576
Net Loss	$(1,253,063)	$(1,583,780)

Balance Sheet Data:

		As of
	December 31,	December 31,
	2004	2003	March 31, 2005
			(unaudited)
Current Assets	$587,286	$590,295	$343,080
Total Assets	1,295,502	1,281,858	1,044,096
Current Liabilities	995,775	1,027,561	898,753
Total Liabilities	1,165,180	1,348,466	1,048,298
Working Capital (Deficiency)	(408,489)	(437,266)	(555,673)
Stockholders' Equity (Deficit)	130,322	(102,608)	(4,202)

RISK FACTORS

                    There are many risks that may affect your investment in our common stock, including those described below. You should carefully consider these risk factors together with all of the other information. If any of these risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially adversely affected, and you may lose all or part of your investment. These are factors that we think could cause our actual results to differ materially from expected and historical results. We could also be adversely affected by other factors besides those listed here.

Risks Related to Our Business and Industry

We have a history of losses and may never be profitable.

                    We have never earned a profit. For the years ended December 31, 2004 and 2003, we incurred losses of approximately $4,000,000 and $2,700,000, respectively, and for the three months ended March 31, 2005, we incurred losses of approximately $1,253,000. As of March 31, 2005 our accumulated deficit was approximately $34,363,000. We expect to incur additional losses during the foreseeable future. No assurance can be given that the commercialization of our L.A.M. IPM Wound GelTM will be successful, or that our other product development efforts will be completed, that regulatory approvals will be obtained, that they will be manufactured and marketed successfully, or that we will ever earn a profit. Sales from our IPM Wound GelTM amounted to $106,000 and $61,000 for the years ended December 31, 2003 and 2004, respectively, and $175,000 for the three months ended March 31, 2005.

If we cannot obtain additional capital, we may have to continue our delay of development and research expenditures, which may influence our ability to produce future products.

                    Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly. The different steps necessary to obtain regulatory approval, especially that of the FDA, involve significant costs. Accordingly, we will need additional capital in order to fund the costs of future clinical trials, related research, and general and administrative expenses. We are delaying development and research expenditures because we have been unable to secure adequate sources of funds. These delays in development, if continuing, will have an adverse effect on our ability to produce future products. There can be no assurance that we will be able to obtain the funding or that the cost of such funding will not result in significant dilution to our existing security holders.

                    At present, we are delaying our research and development expenditures in order to conserve our cash, and pending the development of sales of our L.A.M. IPM Wound GelTM, we are suspending virtually all activities in our research and development. Accordingly, all our projects have been delayed. If either additional capital cannot be raised, or sales of our LAM IPM Wound Gel do not increase substantially, we do not expect to continue the development of products which will have substantial costs associated with taking the product to market. However, development of products with estimated minimal costs will be pursued.

                    As of March 31, 2005, we had approximately $30,000 in cash and as a result have reduced our planned expenditures associated with our research and development to only essential expenditures in order to conserve our current cash position. Based on our current cash position, estimated expenditures and the use of cash for the next two months, we anticipate that we will need new funding within the next two months, assuming that revenues do not increase. Accordingly, the timing of completion of products may be delayed or postponed indefinitely. Consequently, if we do not obtain additional financing we may be required to:

•	delay, reduce the scope of or eliminate one or more of our research or development programs and some or all of our clinical trials;

•
obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves;

•	sell our company;

•	cease operations; or

•	declare bankruptcy.

If sales of L.A.M. IPM Wound GelTM do not meet expectations, or cost estimates for clinical trials and research of our other products are inaccurate, we will require additional funding.

                    Even if we were to obtain additional capital in order to fund the costs of future clinical trials, related research, and general and administrative expenses, our estimates of the future sales of L.A.M. IPM Wound GelTM may be substantially higher than the actual revenues from this product, and estimates of the costs associated with future clinical trials and research of our other products in development may each be substantially lower than the actual costs of these activities. If our revenue or cost estimates are incorrect, we will need further funding for our research efforts. Future sales will be dependent, in part, on our ability to attract additional distribution partners and on the performance of our current distribution partners. Due to the lack of significant data on the potential markets of our L.A.M. IPM Wound GelTM, we cannot estimate our future sales at the present time. We anticipate that research and development costs for our products currently in development will be two to four million dollars. However, we are delaying our expenditures on research and development until sufficient funds are received through an equity or debt financing, or until we have achieved a level of sales that provide us sufficient cash flow to perform our studies/trials.

Although we received clearance for L.A.M. IPM Wound GelTM in April 2002, there is no guarantee that we will receive regulatory approval for our future products.

                    If we combine our Ionic Polymer Matrix with a drug or therapeutic agent that results in a product that is subject to regulatory approval, the pre-clinical and clinical testing, manufacturing, and marketing of this product could be subject to extensive regulation by numerous governmental authorities in the United States and in other countries, including, but not limited to, the FDA. Among other requirements, FDA approval, including a review of the manufacturing processes and facilities used to produce such products, is required before these products may be marketed in the United States. Similarly, marketing approval by a foreign governmental authority is typically required before such products may be marketed in a particular foreign country.

                    With the exception of L.A.M. IPM Wound GelTM, our other products have not been cleared by the FDA or any foreign authority. We do not expect to be profitable until significant revenues are generated from sales of L.A.M. IPM Wound GelTM, or unless and until our products now under development receive any required FDA or foreign regulatory clearance and are commercialized successfully. In order to obtain FDA clearance of a product, L.A.M. must demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended uses and that we are capable of manufacturing the product with procedures that conform to the FDA’s regulations, which must be followed at all times. The process of obtaining FDA clearance may be costly, time consuming, and subject to unanticipated delay. There can be no assurance that any future clearances will be granted to us on a timely basis, or at all.

                    In addition to delays in review and approval of pre-clinical and clinical testing, delays or rejection may also be encountered based upon changes in applicable law or regulatory policy during the period of product development and FDA and foreign regulatory review. Any failure to obtain, or any delay in obtaining, FDA or foreign approvals would adversely affect our ability to market our future products. Moreover, even if FDA or foreign approval is granted, any approval may include significant limitations on indicated uses for which a product could be marketed.

Failure to obtain regulatory approvals for our products will prevent us from marketing them and may significantly and adversely affect our future financial performance.

                    Both before and after approval is obtained, a product and its manufacturer are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the pre-clinical and clinical testing process, the approval process or thereafter (including after approval), may result in adverse consequences, including the FDA’s or foreign regulator’s delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer. In addition, later discovery of previously unknown problems relating to a marketed product may result in restrictions on such product or manufacturer including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

There can be no assurance that we will achieve or maintain a competitive position or that other technological development will not cause our proprietary technologies to become uneconomical or obsolete.

                    The biomedical field in which we are involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and products will depend on our ability to be in the technological forefront of this field. There can be no assurance that we will achieve or maintain a competitive position or that other technological development will not cause our proprietary technologies to become uneconomical or obsolete.

                    We compete primarily in the over-the-counter wound-care market. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

                    Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than us to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson and Smith & Nephew.

We have limited experience in the sale, marketing and distribution of our products, and we may not be able to successfully commercialize our L.A.M. IPM Wound GelTM or other products.

                    Except for our IPM Wound GelTM, we have not previously sold, marketed or distributed any of our products. As our products in development progress toward ultimate commercialization, we will need to develop our sales and marketing abilities with respect to those products. In 2002, we began to promote our L.A.M. IPM Wound GelTM in the wound care market in the United States through the hiring of a small national sales force and related support staff. The lack of results from the sales team resulted in the termination of the contract. We have subsequently signed a few individual sales representatives and continue to search for a sales organization or pharmaceutical company to partner with to promote our products. Sales from our IPM Wound GelTM amounted to $106,000 and $61,000 in 2003 and 2004, respectively, and $175,000 for the three months ended March 31, 2005. We may be unable to successfully hire and retain key sales and marketing personnel that we need to effectively manage and carry out the commercialization of the L.A.M. IPM Wound GelTM and our other products. Even if we manage to hire and retain the necessary personnel, we may be unable to implement our sales, marketing and distribution strategies effectively or profitably.

We are dependent on acceptance of our L.A.M. IPM Wound GelTM by the medical profession and cannot assure you that such acceptance will occur.

                    Although our L.A.M. IPM Wound GelTM is an over-the-counter product, we recommend that our product be used under the supervision of a healthcare professional for wounds such as leg ulcers, pressure ulcers, diabetic ulcers and for the management of mechanically or surgically debrided wounds. Accordingly, we are dependent on acceptance of our L.A.M. IPM Wound GelTM by the medical profession. We cannot assure you that our L.A.M. IPM Wound GelTM will gain any significant degree of acceptance from the medical profession, or that users will accept our product as preferable to alternative products or methods of treatment. Acceptance of our products by the medical profession depends upon our ability to demonstrate the advantages of our product. If acceptance of our product by the medical profession is not received, our operations may be negatively impacted.

Our growth strategy includes possible acquisitions. We have had no significant experience in executing and implementing acquisitions. Accordingly, the risks associated with acquisitions could have a material adverse impact on our operating results and stock price.

                    On occasion we evaluate business opportunities that appear to fit within our overall business strategy. We could decide to pursue one or more of these opportunities by acquisition. Acquisitions involve many risks, including:

•	the difficulty of integrating acquired technologies, operations and personnel with our existing operations;

•	the difficulty of developing and marketing new products and services;

•	the diversion of our management's attention as a result of evaluating, negotiating and integrating acquisitions;

•	our exposure to unforeseen liabilities of acquired companies; and

•	the loss of key employees of an acquired operation.

                    If we are successful in pursing acquisitions, we may need to borrow money or incur other liabilities to finance our acquisition activity. We may also be required to issue additional shares of stock which would result in dilution to our stockholders. If we are not successful in pursing acquisitions, we will continue to be dependent on the development of sales of our L.A.M. IPM Wound GelTM and, as funding becomes available, the development of additional products.

You may make an inappropriate investment decision if you rely on statements made in the press.

                    We have received, and may continue to receive, media coverage relating to statements made by our executive officers and employees, including our CEO Joseph Slechta. You may make an inadvisable investment decision if you base your decision solely on the media coverage. In particular, certain statements made by Mr. Slechta: (i) in a press release dated December 3, 2003, announcing a distribution agreement with Mexico City based Verus S.A. de C.V. to become the exclusive distributor of the L.A.M. IPM Wound GelTM in certain countries in Latin America; (ii) in a press release dated March 31, 2004, announcing an agreement with China National Pharmaceutical Foreign Trade Corporation (“Sinopharm”), a sales arm of China National Pharmaceutical Group (“Sinopharm Group”), for the distribution of L.A.M. IPM Wound Gel throughout China; and (iii) in an April 2004 interview with the Wall Street Reporter, where Mr. Slectha discussed our plans to introduce two new products i.e., our Post-Surgical Matrix and Burn Matrix, over the course of 2004 should be read in conjunction with this prospectus. These statements relate to, among other things, our expectations relating to the introduction of new products to the market and our expectations for increased sales and improved operating results. Potential investors should not rely on these statements made by Mr. Slechta. The information set forth in this prospectus should be viewed as modifying and superceding any information or statements made in the press, specifically including each of the foregoing examples.

Our patents might not protect our technology from competitors.

                    Certain aspects of our technology are covered by U.S. and foreign patents. The L.A.M. IPMTM delivery system which is the basis for all our products in development is protected by seven U.S. patents and nine foreign patents. In addition our L.A.M. IPM Wound GelTM is protected by one or more of the following patents: 5,897,880; 6,120,804; 6,007,843; 6,063,405 and the L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix is protected by one or more of the following patents: 6,251,436; 6,514,536; 5,952,006 and 6,036,977. The expiration dates of these patents range from 2016 to 2018. Although our products in development are not specifically protected by patents, they are protected through the basis of the product, the L.A.M. IPMTM delivery system, on which we have seven U.S. patents. We also have a number of patent applications pending relating to our L.A.M. IPMTM delivery system, our L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix and our anti-emetic and anti-motion sustained drug delivery system. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents.

Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford us. Disputes may arise between us and others as to the scope, validity and ownership rights of these or other patents. Any defense of the patents could prove costly and time consuming, and there can be no assurance that we will be in a position, financially or otherwise, or will deem it advisable, to carry on such a defense. Other private and public concerns may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to us. The scope and validity of such patents, if any, are presently unknown. Also, as far as we rely upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology.

                    Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we may be required to license in order to research, develop or commercialize at least some of our product candidates. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

Risks Related to Our Common Stock

We may sell shares of our common stock in the future and these sales may dilute the interests of our other security holders and depress the price of our common stock.

                    As of June 20, 2005, we had 94,711,389 outstanding shares of common stock, which includes 16,162,676 shares or our common stock being offered by this prospectus. Our current number of shares of common stock outstanding does not include shares of our common stock issuable upon the exercise of certain options and warrants, which would allow the holders thereof to purchase an additional 29,230,207 shares of our common stock. The issuance or even the potential issuance of shares upon the exercise of warrants or options or in connection with any other financing will have a dilutive impact on our other security holders and could have a negative effect on the market price of our common stock.

                    As we issue shares of our common stock as a result of the exercise of options or warrants, the price of our common stock may decrease due to the additional shares in the market. Any decline in the price of our common stock may encourage short sales, which could place further downward pressure on the price of our common stock and impair our ability to raise additional capital through the sale of equity securities.

The exercise of outstanding warrants and options to obtain additional shares could dilute the value of our common stock.

                     As of June 20, 2005, we have outstanding options and warrants, including the warrants issued in connection with the common stock offered by this prospectus, which are exercisable for approximately 29,230,207 shares of our common stock, with an average exercise price of $0.61. The exercise of our outstanding warrants and options could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

Our stock is a penny stock and at present there is only a limited market for our common stock and there is no assurance that this market will continue.

                    Our common stock is traded on the OTC Bulletin Board. Trades of our common stock are subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker-dealer practices in connection with transactions in

“penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of these rules, investors may find it difficult to sell their shares. As of June 20, 2005, the daily trading volume for our common stock was 35,000 shares on such date and the number of holders of our common stock was approximately 163.

In the past, we have had difficulty recruiting and retaining sales and marketing personnel and this could affect our ability to sell our products.

                    We currently have five full time employees and one part time employee. We do not have employment agreements or key-life insurance policies with or for any of these employees. Due to our limited number of employees, our ability to sell our products is substantially dependent on the performance of our officers and directors and on third parties that we may engage to perform such services. The loss of the services of any of our officers or directors could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to engage highly qualified sales and marketing personnel. Competition for personnel is intense and there can be no assurance that we will be able to attract and retain additional highly qualified sales and marketing personnel in the future. Our inability to attract and retain the necessary sales and marketing personnel could have a material adverse effect upon our business, future prospects, financial condition or results of operations.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

                     We caution readers that certain important factors may affect our actual results and could cause these results to differ materially from any forward-looking statements that we make in this prospectus. Some of the statements under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or “Business” constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including:

•	Our plan to execute our strategy;

•	Market acceptance of our product;

•	Our plan to launch new and enhanced products;

•	Our plan to increase sales;

•	Our ability to obtain new distributors and market approvals in new countries;

•	Our plan to pursue patents;

•	Our ability to successfully compete in the marketplace;

•	Our plan to increase the size of our sales force;

•	Our earnings estimates and future financial condition and results of operations; and

•	The adequacy of our cash, cash equivalents and cash generated from operations to meet our working capital requirements for the next twelve months.

                    In some cases, you can also identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. All forward-looking statements are based on assumptions that we have made based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under “Risk Factors.” No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

                     The selling stockholders will receive all of the proceeds from the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive approximately $1,421,160 if all of the warrants issued to the selling stockholders are exercised for cash, and we intend to use any such proceeds for general corporate purposes.

MARKET PRICE FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

                     As of June 20, 2005, there were approximately 163 record owners of our common stock. Our common stock is traded on the OTC Bulleting Board under the symbol “LAMP.OB”. Set forth below are the range of high and low bid quotations for the periods indicated as reported by Pinksheets LLC. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ending	High Bid Price	Low Bid Price

March 31, 2003	$0.34	$0.19
June 30, 2003	0.25	0.08
September 30, 2003	0.27	0.13
December 31, 2003	0.23	0.11

March 31, 2004	$0.60	$0.16
June 30, 2004	0.43	0.22
September 30, 2004	0.26	0.14
December 31, 2004	0.23	0.11

March 31, 2005	$0.17	$0.08

                    Holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. We have not paid any dividends, and we do not have any current plans to pay any dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

                    We received clearance of our 510(k) pre-market notification from the FDA in April, 2002 and commenced limited commercial sales in August of 2002. During the remainder of 2002 and throughout 2003, we have continued efforts to develop commercial sales in the United States market. In addition, we have pursued a strategy of seeking regulatory approval to sell our L.A.M. IPM Wound GelTM in additional markets outside of the United States. In March, 2004 we learned that we received approval to import and sell our L.A.M. IPM Wound GelTM in China. In December 2003 we entered in an agreement with a distributor in the Latin America market and in March 2005 we received regulatory approval to market and sell our LAM IPM Wound GelTM in Ecuador Our revenue in the three months ended March 31, 2005 increased to $213,000 compared to $19,000 in the same period in the prior year. This increase in revenue is primarily attributable to increased sales of our IPM Wound GelTM to our distributor in China and licensing and royalty revenue that did not occur in the three months ended March 31, 2004. Our operating expenses increased from $416,000 in 2004 to $1,463,000 in 2005 primarily as a result of non-cash consulting expenses relating to sourcing and due diligence activities regarding potential acquisitions and partnering opportunities in China as well as the United States and an inventory obsolescence provision. Net loss for the three months ended March 31, 2005 decreased to $1,253,000 in 2005 compared to $1,584,000 in 2004.

Application of Critical Accounting Policies

                    Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies include revenue recognition, inventory valuation and accounting for income taxes.

                    We recognize revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce our revenue for estimated customer returns. We recognize royalty revenue based on royalty reports or related information received from the licensee and when collectibility is reasonably assured.

                    Inventory is comprised of finished goods and raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value. If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on estimates. The valuation of inventories also requires us to estimate excess inventories and inventories that are not saleable. The determination of excess or non-saleable inventories requires us to estimate the future demand for our product and consider the shelf life of the inventory. If actual demand is less than our estimated demand, we could be required to record inventory reserves, which would have an adverse impact on our results of operations. We have currently recorded an inventory obsolescence reserve of $257,000.

                    Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. All deferred tax assets have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

Results of Operations

Year Ended December 31, 2004 compared with Year Ended December 31, 2003

Revenues

                    Revenues during the year ended December 31, 2004 amounted to $173,000, an increase of 64% over sales in 2003 of $106,000. The increase resulted from royalty payments received from Ixora Bio-Medical Co. (“Ixora”). In May 2004, Ixora announced that it had commenced commercial sales of IxoraTM for Women. Upon commencement of commercial sales of this OTC product, Ixora is required to pay us royalties of 6.5% of all net sales with a minimum royalty payment of $75,000 for the first year. During the year ended December 31, 2004 we received royalty payments of $56,250 and have taken into income a portion of deferred licensing revenue equal to the royalty payments received.

                    Although sales of our IPM Wound GelTM during 2004 decreased by $45,000 to $61,000 from sales in the same period last year, we believe that the concentration of our efforts in signing distribution agreements in China and Latin America will lead to increased sales as these markets become established.

Cost of Goods Sold

                    Cost of Goods Sold for 2004 was $15,000, representing a decrease of $19,000, or approximately 55%, from $34,000 in 2003. The gross profit percentage for 2004 was 75%, compared to 68% in 2003. The increase in the gross profit percentage resulted from special pricing offered to our customers on the L.A.M. IPM Wound GelTM during part of 2003 which did not occur in 2004.

General and Administrative Expenses

                    General and administrative expenses for the year ended December 31, 2004 increased 28% to $1,217,000 from $948,000 for the year ended December 31, 2003. The increase is primarily related to investor relations expenses that did we did not incur in the prior year, expenses related to our private placements including share issuances to consultants for services performed during the period and an increase in officers’ salaries as a result of a bonus related to regulatory approval in China. The increase was offset by the reduction in legal and auditing expenditures due to decreased business activity in these areas and employee salaries and benefits due to a decrease in headcount in 2003.

                    The primary components of general and administrative expenses for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Officers’ salaries (1)	$64,000	$34,562
Employee salaries and benefits	89,171	107,686
Investor Relations	255,647	45,893
Commissions and other costs in	31,807	51,438
connection with financings
Legal and Auditing (including SEC filings)	213,634	219,897
Insurance	53,099	48,557
Occupancy Costs	56,998	52,907
Shares issued to consultants	358,891	283,921
Other Expenses	93,941	102,769
Total	$1,217,188	$947,630

(1) Officers salaries are allocated among general and administrative, marketing and business development and research and development.

Marketing and Business Development Expense

                    Marketing and business development expense for the year ended December 31, 2004 increased 216% to $2,079,000 from $658,000 for the year ended December 31, 2003. The increase included non-cash charges of $1,494,000 for the issuance of shares and options to consultants for services rendered regarding potential acquisitions and partnership opportunities.

Research and Development Expense

                    Research and development expense for the year ended December 31, 2004 decreased 16% to $203,000 from $242,000 for the year ended December 31, 2003. We have chosen to reduce our research and development expenditures in order to focus on establishing our existing products in the market place. Costs incurred during the quarter represent fixed costs of running our R&D department. If our products obtain acceptance in the marketplace, we will increase our research and development expenditures and accelerate the development of additional products.

Share and Option Grants

                    We are required to recognize non-cash expenses which represent the deemed fair value of grants of stock options and of stock for services, calculated in accordance with US generally accepted accounting principles. These deemed non-cash costs, which are accounted for by correspondingly increasing our paid in capital, increased to $1,870,000 for the year ended December 31, 2004 from $705,000 for the year ended December 31, 2003. The non-cash expenses in 2004 included costs attributed to options and shares granted to consultants and directors for services rendered regarding potential acquisitions and partnership opportunities.

Warrants Issued

                    The expense of $269,000 for the year ended December 31, 2003 represents the fair value of the warrants issued to subscribers of our common stock during 2003.

Lawsuit Settlement

                    In March 2004, Tony Papa, a consultant who had formerly provided services to us, filed a lawsuit with the District Court of Montreal in Quebec, Canada in the amount of $2.8 million against us and one of our directors. The lawsuit alleged that we failed to issue shares of our common stock to Mr. Papa for services rendered during the periods of 2001 and 2002. On April 26, 2004, the lawsuit was settled in full through the issuance of two million shares of our common stock. We expensed $560,000, the effect of the settlement, in our financial statements.

Arbitration Settlement

                    Capital Research Group, Inc. (“CRG”) an investor relations firm formerly used by us filed a claim against us with the American Arbitration Association alleging that we failed to pay Capital Research Group in accordance with the terms of an agreement between the parties. In May 2003, we learned that the arbitrator awarded damages in the amount of approximately $600,000 to CRG. On November 19, 2003, we agreed to settle all amounts owed by us to CRG through the issuance of 3,059,363 shares of our common stock. In addition, we granted warrants to purchase 1,000,000 shares of our common stock at a price of $0.22 per share and warrants to purchase 230,750 shares of our common stock at a price of $0.01 per share. All warrants have been exercised through a cashless option that resulted in the issuance of 409,527 shares of our common stock.

Three months Ended March 31, 2005 compared with Three Months Ended March 31, 2004

Revenues

                    In May 2004 Ixora Bio-Medical Co. (“Ixora”) announced that it had commenced commercial sales of IxoraTM for Women. Upon commencement of commercial sales of this OTC product, Ixora is required to pay us royalties of 6.5% of all net sales with a minimum royalty payment of $75,000 for the first year and $150,000 for the second year of sales. During the three months ended March 31, 2005 we received royalty payments of $18,750 and have taken into income a portion of the deferred licensing revenue equal to the royalty payments received.

                    Sales of our IPM Wound GelTM during the first quarter of 2005 increased by $156,000 to $175,000 from sales in the same quarter of 2004 of $19,000. The increase in sales resulted from our efforts in distributing our product in China.

Cost of Goods Sold

                    Cost of Goods Sold for the three months ended March 31, 2005 were $364,000, representing an increase of $360,000 from $4,000 in 2004. The increase includes an overall increase in sales and a charge of $257,000 for obsolete inventory. The gross profit percentage on sales of 39% for the first quarter of 2005 decreased when compared to 78% for the first quarter of 2004. The decrease in the gross profit percentage resulted from lower margin sales to our distributor in China.

General and Administrative Expenses

                    General and administrative expenses for the three months ended March 31, 2005 increased $5,000 to $203,000 from $198,000 for the three months ended March 31, 2004. The increase includes non-cash compensation paid to consultants for the introduction of different sources of financing. The increase was offset by the company’s continuing efforts to reduce ongoing operating costs.

The primary components of general and administrative expenses for the three months ended March 31, 2005 and 2004 were as follows:

	Three months ended
	March 31,
	2005	2004
Officers’ salaries	$9,625	$12,750
Employee salaries and benefits	21,554	25,671
Investor relations	8,401	7,855
Financial consulting	13,527	13,011
Legal and auditing (including SEC filings)	12,628	50,380
Insurance	8,895	3,231
Shares and options issued to consultants	72,386	30,231
Other expenses	55,756	54,758
Total	202,772	197,887

Marketing and Business Development Expense

                    Marketing and business development expense for the three months ended March 31, 2005 increased $697,000 to $862,000 from $165,000 for the three months ended March 31, 2004. The increase included non-cash expenditures of $756,000 relating to sourcing and due diligence activities regarding potential acquisitions and partnering opportunities in China as well as the United States. The increase was offset by decreased costs relating to product approvals in China and Central America and a reduction in personnel which occurred in the second quarter of 2004.

Research and Development Expense

                    Research and development expenses for the three months ended March 31, 2005 decreased $15,000 to $16,000 from $31,000 for the three months ended March 31, 2004. We have chosen to reduce our research and development expenditures in order to focus on establishing our existing products in the market place. Costs incurred during the quarter represent fixed costs of running our R&D department. As our products obtain acceptance and adequate cash resources become available we will increase our research and development expenditures and accelerate the development of additional products.

Liquidity and Sources of Capital

Three Months Ended March 31, 2005

                    Our cash and cash equivalents as of March 31, 2005 was $29,722. Our working capital decreased by $148,000 from a deficiency of $408,000 as of December 31, 2004 to a deficiency of $556,000 as of March 31, 2005.

                    Our operations used approximately $209,000 in cash during the three months ended March 31, 2005 compared to $458,000 used in the same period in the prior year. This was primarily due to the Company’s continuing efforts to reduce operating costs and the reduction of inventory. This was offset by an increase in accounts receivable of $159,000.

                    During this period we also invested $11,000 in patents and trademarks.

                    During the three months ended March 31, 2005, funds were raised principally from private placements of our common stock in the amount of $184,000.

                    During the three months ended March 31, 2005 we sold units of our common stock in which each unit consists of 1,000 shares of our common stock plus 750 warrants. Through private placements we sold 1,671,676 shares of our common stock, plus warrants for the purchase of an additional 1,253,756 shares to 11 investors for proceeds totaling $183,725. Full proceeds were received prior to March 31, 2005. As of March 31, 2005 we have not issued the common stock in relation to the private placement. Each warrant will entitle the holder to purchase one share of common stock as follows:

•	One third of warrants may be exercised at varying dates prior to January 31, 2006 at a price of $0.30 per share;
•	One third of warrants may be exercised at varying dates prior to July 31, 2006 at a price of $0.50 per share; and
•	One third of warrants may be exercised at varying dates prior to January 31, 2007 at a price of $0.75 per share

Year Ended December 31, 2004

                    Our cash and cash equivalents as of December 31, 2004 is $66,000. The working capital deficiency decreased from approximately $(437,000) as of December 31, 2003 to $(408,000) as of December 31, 2004.

                    Our operations and a decrease in accounts payable used approximately $1,583,000 in cash during the year ended December 31, 2004. This was primarily due to increased expenditures on investor relations and costs related to the development of the Chinese and Latin American markets.

                    During this period we also spent $88,000 for patents, trademarks, and equipment purchases.

                    Cash required during the year ended December 31, 2004 came principally from the exercise of warrants in the amount of $259,000 and subscription agreements for the issuance of common stock in the amount of $1,453,000 as follows:

                    During 2004, we sold units of our common stock through a private placement in which each unit consists of 1,000 shares of our common stock plus 750 warrants. Through this private placement we sold 6,705,000 shares of our common stock, plus warrants for the purchase of an additional 5,028,750 shares for proceeds amounting to a total of approximately $1,414,000 of which $1,359,000 was received prior to December 31, 2004. Each warrant will entitle the holder to purchase our common stock as follows:

•	One third of the warrants may be exercised within six months of the subscription date at prices ranging from $0.30 to $0.60 per share.
•	One third of warrants may be exercised within one year of the subscription date at prices ranging from $0.30 to $0.75 per share.

•	One third of the warrants may be exercised within eighteen months of the subscription date at prices ranging from $0.50 to $1.00 per share.

                    We expect that the majority of cash needs for 2005 will be met through issuing common stock. Between December 31, 2004 and March 22, 2005, funds of approximately $152,000 were received relating to private placement subscription agreements. We also believe that revenue will increase as we have commenced sales to our Chinese distributor in the first quarter of 2005 and as our product becomes more widely known in the United States. We are also actively pursuing approval for our L.A.M. IPM Wound Gel™ in additional markets such as Central and South America and believe these markets will also commence contributing to revenue later in 2005.

BUSINESS

                    L.A.M. Pharmaceutical, Corp. (“L.A.M.”) was incorporated in Delaware in July 1998. In September 1998, L.A.M. acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC (formed in Florida on February 4, 1997) for 6,000,000 shares of L.A.M.’s common stock. L.A.M. was originally organized on February 4, 1994 as a partnership, under the name RDN, to commercialize a new transdermal drug delivery system.

                    We are the owner of a proprietary wound healing and transdermal drug delivery technology that involves the use of an original L.A.M. Ionic Polymer MatrixTM technology (“L.A.M. IPMTM”) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

                    Our corporate objective is to develop, market and license wound healing and transdermally delivered drugs, therapeutic preparations and cosmetics for the prescription, over-the-counter and cosmetic markets, using our patented L.A.M. IPMTM technology. We intend to seek out corporate alliances and co-marketing partnerships where other drugs and topical products can be enhanced by L.A.M. IPMTM technology. We intend to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall objective. Acquisitions may be funded through a combination of issuance of shares and/or cash, in which case we would be required to raise additional funding through debt instruments or equity financing. We do not currently have any agreements to acquire any complementary products, technologies or companies.

                    On April 15, 2002, we obtained clearance from the United States Food and Drug Administration (“FDA”) of its Section 510(k) pre-market notification of intent (number K020325) to market our proprietary L.A.M. IPM Wound GelTM. Limited commercial sales of this product began in August 2002. Our customer base is primarily derived from wound care professionals and centers, doctors, nurses, hospitals and individual sales through the internet.

                    On March 24, 2004, we received approval from the Chinese State Food and Drug Administration for the importation and sale of our L.A.M. IPM Wound GelTM in the Peoples Republic of China. Commercial sales to our distributors began in the first quarter of 2005.

                    On January 5, 2005, we entered into a provisional agreement with Finest Enterprises Limited (“Finest”) and China Elegant Development Limited (“China Elegant”) to acquire New World Kellerton, a pharmaceutical company based in Xinyang, China. The provisional agreement is non-binding and remains in effect until the execution of a definitive agreement. The representative for Finest and China Elegant has yet to comply with our due diligence requests and accordingly we believe this transaction may not proceed.

                    During the first quarter of 2004, we signed a three year distribution agreement with China National Pharmaceutical Foreign Trade Corporation (“Sinopharm”). The agreement provides Sinopharm the exclusive distribution of our L.A.M. IPM Wound GelTM in China. The agreement will continue, without a specified term, on a non-exclusive basis upon the expiration of the initial term, unless terminated by one of the parties on thirty days written notice. The agreement can be terminated by either party immediately upon giving written notice in the event of the following defaults: any term or condition of the agreement is breached and such breach continues for a period of thirty days; we or Sinopharm cease to carry on business; if any lessor or creditor or government entity lawfully takes possession of Sinopharm’s business; or if Sinopharm, its directors, officers or stockholders engage in any activity contrary to any material law. There are no revenue sharing arrangements, and there are no obligations or conditions that Sinopharm has to satisfy in order to maintain its exclusive distribution status with us.

                    On November 12, 2003, we entered into an exclusive distribution agreement with Verus S.A. de C.V. (“Verus”) to distribute our L.A.M. IPM Wound GelTM in several South American, Central American and Caribbean countries. The term of the agreement will commence when Verus receives marketing authorization for at least one of the countries and will continue for one year from such date. The agreement will continue, without a specified term, on a non-exclusive basis upon the expiration of the initial term, unless terminated by one of the parties on thirty days written notice. We have the right to terminate the agreement with Verus if marketing authorization is not received from at least one of the countries within six months from the date of signing the agreement. Verus has yet to receive such authorization, however we have not exercised our right to terminate the agreement. The agreement can be terminated by either party immediately upon giving written notice in the event of the following defaults: any term or condition of the agreement is breached and such breach continues for a period of thirty days; we or Verus cease to carry on business; if any lessor or creditor or government entity lawfully takes possession of Versus’ business, or if Verus, its directors, officers or stockholders engage in any activity contrary to any material law. We have not received any payments to date and will only receive payments when sales are made to Verus. There is no guarantee that any such sales will be made to Verus. There are no revenue sharing arrangements, and there are no obligations or conditions that Verus has to satisfy in order to maintain its exclusive distribution status with us.

                    As our marketing plans are currently in the process of being developed, we have received minimal orders for our product to date from the above distributors and will only receive payments to the extent that sales are made to the distributors.

                    We currently sell to various hospitals, wound healing centers, physicians, nurses and individuals through the internet. As of December 31, 2004, we do not believe that we had any exposure with respect to concentration of revenues.

                    All of our other potential products are in various stages of development and testing, and we have not attempted to obtain FDA approval for any of these other products or attempted to market products that may not require approval. As a result, to date we have not generated any significant revenues from the sale of pharmaceutical products, and expect to incur losses until significant revenues are earned from the sale of L.A.M. IPM Wound GelTM or other products.

                    In order to fully understand and appreciate the significance and effectiveness of our drug delivery technology, it is important to understand how various drug-based formulations are applied to the skin and the ways that substances applied to the skin are absorbed by the skin and other structures of the body.

                    For many years, lotions, creams, suspensions and solutions of various natural (herbal) and therapeutic (drug) substances have been applied to the skin. When it comes to treating pain, sexual dysfunction and other disease states that emanate from structures of the body below the skin, topical therapy is not effective unless the therapeutic agent can penetrate the outer layer of the skin (stratum corneum), which acts as a protective barrier. This layer consists of numerous dead cells and cells in transition, which collectively form an effective barrier to penetration of substances, such as bacteria, in the air or in water. Thus, the stratum corneum plays an important role in protecting the body from invasion by harmful substances.

                    It is this same protective role which has posed a major challenge over the years regarding devising a mechanism that can effectively penetrate the stratum corneum for the purpose of delivering therapeutic substances to structures deep within the body.

                    In 1994, our scientists discovered that certain molecules called polymers possessed strong electrical charges which, when combined with other polymers of a specific electrical charge, are able to effectively penetrate the outer layers of the skin. In addition, these molecules are able to attach or surround other molecules such as therapeutic drug molecules and carry them within a matrix through the outer layers of the skin into the deeper structures below. Our scientists recognized that these discoveries would be of great significance in regard to the delivery of therapeutic agents. This phenomenon, which is the basis for the L.A.M. IPMTM delivery system, is covered by fifteen U.S. patents that we own. Specifically, the L.A.M. IPM Wound GelTM is protected by one or more of the following U.S. patents: 5,897,880; 6,120,804; 6,007,843; and 6,063,405 and the L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix is protected by one or more of the following U.S. patents: 6,251,436; 6,514,536; 5,952,006; and 6,036,997. Although our products in development are not specifically protected by patents, they are protected through the basis of the product, the L.A.M. IPMTM delivery system, on which we have seven U.S. Patents. These patents expire between 2016 and 2018.

                    Early research conducted by us in the 1990’s, as described below, indicates that the L.A.M. IPMTM technology is capable of combining in a matrix, in a novel manner, certain drugs that are well established and generally regarded by the public, the regulatory authorities and pharmaceutical industry as safe. When combined with an active drug ingredient, we believe that the L.A.M. IPMTM technology allows the delivery of greater amounts of drug to the target area than may otherwise be possible.

                    Our products may be regulated in the United States by the FDA. Our first product, L.A.M. IPM Wound GelTM falls into the hydrogel and burn dressing group as defined by the FDA, and is therefore considered a Class I device (pursuant to FDA ruling of November 4, 1999). Class I devices are subject to “general controls”. This is the lowest level of FDA control of medical devices that focuses on basic factors such as quality regulation. In foreign countries our products may be regulated by regulatory authorities similar to the FDA, and each such foreign regulatory authority may impose its own regulations on us which can be different or more difficult and costly to comply with than FDA regulations.

                    We believe that other products, which we are developing, will be classified as cosmetics or Class I or II medical devices. Products classified as cosmetics or OTC drugs may be marketed without FDA approval. New drugs that are not cosmetics and that are not considered an OTC drug must be approved by the FDA prior to marketing in the United States. Before human testing can begin with respect to a new drug in the United States, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.

                    We believe that our L.A.M. IPMTM technology, when used with prescription drugs, will be regulated as an unapproved new drug and will require approval by the FDA. Conversely, we believe that our IPM technology, when used with a cosmetic or an OTC drug, could be marketed without FDA approval.

                    We have also performed evaluations of a limited number of IPM/drug formulations, including formulations incorporating diclofenac and dimenhydrinate. Diclofenac is a non-steroidal anti-inflammatory medicine used in this formulation to help relieve some symptoms of arthritis, such as inflammation, swelling, stiffness, and joint pain. We completed a study of 23 patients in 1997 to determine the efficacy of diclofenac 3% gel by topical application in treating painful musculoskeletal conditions, principally involving the relief of pain and muscle spasms. Placebos were not used in the study for the relief of pain and muscle spasms. The diclofenac gel was readily accepted by the patients with over two thirds of them reporting reduced pain and muscle stiffness. Dimenhydrinate is an anti-emetic and anti-motion drug to help relieve some systems of nausea, vomiting and vertigo. We completed an in-vitro study which compared our L.A.M. IPMTM technology combined dimenhydrinate with a patch of dimenhydrinate. The study concluded that dimenhydrinate with our IPM technology was 100% released within a period of 8 hours when compared to the release of only 78% in the patch form. We have not performed any studies on the safety and efficacy of this product. Our preferred course for these formulations is to negotiate licensing agreements and/or joint ventures with larger pharmaceutical companies, which have the financial resources to fund the research and/or clinical trials necessary to complete the development of our products.

                    If the results of the clinical trials involving these formulations are promising, we may then be in a position to negotiate licenses, which would generate sufficient revenue so as to allow us to exploit the L.A.M. IPMTM technology using a variety of other drugs. It should be emphasized that a number of risks may be associated with this approach. While preliminary results of the preliminary clinical investigations on the diclofenac and dimenhydrinate formulations have been promising, there is no certainty that the efficacy of the IPM/drug formulations tested will be borne out in subsequent clinical trials. In addition, more clinical studies may be requested by a potential licensee before it is willing to enter into an agreement. Any further clinical studies, as defined by the FDA, will not be performed without partnering.

                    Our objective is to raise sufficient capital to enable us to sustain ongoing research, marketing and administrative overhead as well as to enable us to undertake the work necessary to obtain FDA approval for its products, if required, and to license the products to third parties.

                    We believe that the longer we are able to fund development and the clinical trials for our products and thereby establish their efficacy, the greater their value will be to a potential licensee given the reduced risk of failure. Consequently, we believe that the longer we retain sole ownership of the products the greater will be our bargaining position with prospective licensees and strategic alliance partners. Indeed, the industry places incrementally larger different values on drugs as they progress through the clinical trials required by the FDA.

                    We plan to market our products in any country where a suitable market exists and which has approved our products for sale. We currently serve the healthcare market in the USA, have recently commenced sales in China and are in the process of entering select South American markets.

                    At the present time, we are focusing our efforts on the following projects:

Wound Healing

                    In mid-April 2002, our 510(k) Pre-Marketing Notification submission (K020325) to the FDA for L.A.M. IPM Wound GelTM was cleared. This clearance gives us the ability to market L.A.M. IPM Wound GelTM as a Class I OTC device, while also acting as a platform to enable us to market the product internationally.

                    Diabetics often have poor circulation and are prone to the development of severe and hard to treat ulcers in the extremities, particularly in the area of the lower legs. L.A.M. IPM Wound GelTM is designed to deliver high concentrations of sodium hyaluronate to an ulcer bed, providing an optimal environment for wound healing. L.A.M. IPM Wound GelTM takes full advantage of the proprietary L.A.M. Ionic Polymer MatrixTM technology to saturate an ulcer bed with the L.A.M. IPMTM active ingredient, hyaluronic acid, a highly purified derivative of sodium hyaluronate, derived from avian sources.

                    QST Consultations Ltd., an independent consulting firm based in Allendale, Michigan, reported very positive results of a study using L.A.M.’s IPM Wound GelTM in the treatment of hard to heal skin ulcers. Prior to the study the candidates had the ulcers ranging from 1 week to 156.5 weeks with the average duration of 25.53 weeks. By the end of the study, 47 of the 53 ulcers (89%) reported in the study, had healed within 25 weeks of applying L.A.M. IPM Wound GelTM. The mean time to healing was 12 weeks and the median time was 8.2 weeks. Studies were not performed on the healing time of ulcers that were not treated with our L.A.M. IPM Wound GelTM.

Sexual Dysfunction

Female Sexual Dysfunction Matrix

                    L.A.M. IPMTM Personal Female Lubricant (Sexual Dysfunction) Matrix is a highly viscoelastic (lubricating) liquid incorporating proprietary L.A.M. IPMTM technology. The matrix provides enhanced lubrication while Vitamin B3 (Niacin), encapsulated in the technology, stimulates the tissues of the female genitalia. Vitamin B3 has long been associated with a process known as “flushing”, whereby the blood supply in the stimulated area is increased.

                    The L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix is designed primarily to address the problems of mature women who often experience post-menopausal problems that may inhibit their intimate relationships. Specifically, the matrix acts to either eliminate or at least substantially minimize post-menopausal symptoms including vaginal dryness, pain during intercourse and absence of feeling or sensation.

                    L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix is not classified as a drug. The product uses substances that have been approved by the regulatory authorities for many applications. Vitamin B3, for example, forms a part of B Complex taken orally as a daily supplement by millions of people worldwide.

                    Licensing of Sexual Dysfunction Products

                    In December 1997, we granted an exclusive worldwide license to Ixora Bio-Medical Co. (“Ixora”) for the marketing, sale and distribution of certain of our transdermal drugs for the treatment of sexual dysfunction. We have received licensing payments of $500,000 and 2,025,000 common shares of Ixora, representing a 45% interest in Ixora. As a result of subsequent sales by Ixora of its common stock to other persons, we currently own 18% of Ixora’s common stock.

                    Although we are obligated to protect and bear the cost of defending the corresponding patent right, Ixora is required to reimburse us or directly pay for all costs of clinical studies and related research required by the FDA or other government agencies as well as patent procurement and maintenance costs. We must obtain written consent on the reimbursement of costs in excess of $10,000 per quarter from Ixora. The agreement has a term of 99 years and the following termination provisions:

•	Ixora fails to pay any money due under the contract, but only in the event that the amount due remains outstanding 60 days after receipt of written notice from us that the amount is due, or
•	Either party becomes bankrupt or insolvent, or
•
Either party fails to observe, perform or keep any of the material covenants, provisions, stipulations, representations and conditions contained in the contract and that the breach has not been cured within 60 days after receipt by the defaulting party of notice of such breach.

                    Ixora is overseeing the manufacturing of the product, and will ensure that the matrix is manufactured in accordance with the FDA GMP (Good Manufacturing Practices) standards, and that the product is safe and performs to its specifications. We will receive the following royalties on sales by Ixora:

•	9% of all net sales of licensed products approved by the FDA and for which the patent rights have not expired.

•	6.5% of all net sales of all licensed products which did not require FDA approval and for which the patent rights have not expired.

•	4.5% of all net sales of all licensed products for which the patent rights have expired or have been held to be invalid.

                    For purposes of the license agreement the term “net sales” means gross sales less advertising/promotion expenses not exceeding 8% of gross sales and sales taxes. The U.S. patents underlying the L.A.M. IPMTM – Personal Female Lubricant (Sexual Dysfunction) Matrix are as follows: 6,251,436; 6,514,536; 5,952,006; and 6,036,977. These patents will expire between March 2018 and September 2018.

                    In May 2004, Ixora announced that it had commenced commercial sales of IxoraTM for Women, a clinically tested product that stimulates increased arousal, pleasure and sensation during sexual activity. Upon commercial sales, Ixora is required to pay us royalties of 6.5% of all net sales with a minimum royalty payment of $75,000 for the first year, $150,000 for the second year and $250,000 for each year thereafter. Total royalty payments are not to exceed $1,250,000 per year. During 2004, we received royalty payments of $56,250 and during the three months ended March 31, 2005, we received royalty payments of $18,750.

Extreme Dry Skin

                    Our IPM matrix spreads easily over large areas of skin, making it ideal for use as a cosmetic in various applications to the skin. Cosmetics are a multi-billion dollar a year industry that do not require approval before marketing, although cosmetics must be safe, contain appropriate cosmetic ingredients and be labeled properly. Various uses for our product include controlling body odors, relief of dryness, and for moisturization. For example, the IPM matrix could be used as a lubricant, to replenish moisture and general skin conditioning, particularly because it is non-staining and non-irritating. When used with a fragrance, it could control odor. When combined with certain over-the-counter (“OTC”) drugs, our IPM-drug matrix could be marketed as a cosmetic.

                    Certain products marketed in the United States are considered cosmetics and OTC drugs because they make cosmetic claims as well as therapeutic claims and are intended to treat or prevent disease. Examples of such products include, but are not limited to, anti-dandruff shampoos; sunscreens; make-ups, moisturizers and skin care products that contain sunscreen, skin protectant or acne claims; products that make breath-freshening or whitening claims; antiperspirants that contain deodorant claims; and anti-microbial soaps. These products must comply with the FDA requirements for both cosmetics and OTC drugs.

                    As a cosmeceutical, a combination of an OTC drug and a cosmetic product, the IPM matrix can be used for a variety of topical and other uses. These include use with certain antibiotic first aid products, antifungal drugs, dandruff, dermatitis and psoriasis control products, external analgesics, skin protectant-type products, such as for poison ivy and fever blisters and cold sores, first aid antiseptics, and anorectal products. Preliminary skin care trials have been successfully completed on approximately twenty patients in the Redding, California area by a cutaneous surgeon and dermatologist. The results of the preliminary evaluation suggest that we require additional development of the product in the cosmetic aspect, specifically the look, feel and aroma. As a result of lack of funding, we have curtailed our expenditure on the product and feel that any further expenditure will commence only when we have partnered with another company. Since we are of the opinion that our skin care products will be classified as a cosmetic or an OTC drug, these skin care trials are being conducted without seeking FDA approval.

Veterinary Application

                    In January 2004, we announced an application for the veterinary industry. This application, incorporating L.A.M. Ionic Polymer MatrixTM technology, has demonstrated high efficacy in the treatment of pyotraumatic dermatitis and other skin ailments commonly suffered by dogs based on limited internal testing, which was not performed at levels to be statistically significant, and based on unsolicited consumer comments. Pyotraumatic dermatitis, more commonly known as “hot spots”, and other skin ailments are among the most common ailments that require dogs to be examined and treated by a veterinarian. Published data by the University of Pennsylvania in The Newsmagazine of the School of Veterinary Medicine, Spring/Summer 1999 suggests that nearly 32% of households in the United States own at least one dog, resulting in an estimated dog population of 53 million. New statistics published by the American Pet Product Manufacturer's Association also indicate that Americans spent approximately $32 billion on their pets in 2003. Although we do not have statistics as to what Americans spend specifically on “hot spots”, we believe that a market opportunity for our veterinary application exists. We are seeking an appropriate partner to conduct more extensive testing and to commence commercial marketing of this product.

Post-Surgical Matrix

                    As a derivative of L.A.M. IPM Wound GelTM, we are also developing a wound healing matrix designed to be used on incisions following surgical procedures. One of the most common post-surgical complications is the development of scar tissue, in tissue sutured or stapled following surgery. Adhesions often form and result in a painful condition, which sometimes requires surgical treatment. The availability of a product which could reduce such complications will reduce the cost of post-operative care significantly. We believe our wound healing matrix has potential as an effective post-operative treatment for the prevention of adhesions and scar tissue following surgery.

                    During 2001 and 2002, we performed studies which concluded that the IPM Wound GelTM can be produced as a sterile product. The product is a variation of our L.A.M. IPM Wound GelTM, however no studies have been performed regarding the product’s safety and efficacy. The cost of bringing this product to its current state has been minimal, however we expect to incur costs associated with obtaining regulatory clearance prior to the introduction of these products to market. Such costs would include limited clinical trials/studies and consulting fees for a 510(k) application as a Class I medical device. Any application to the FDA will be submitted only when we have completed the clinical trials/studies for the product.

Burn Matrix

                    The Burn Matrix is a sterile form of our IPM Wound GelTM. Testing was performed in 2001 and 2002 which concluded that the IPM Wound GelTM can be produced sterile. The product is a variation of our L.A.M. IPM Wound GelTM, however no studies have been performed regarding the product’s safety and efficacy. We anticipate that we will be applying for a Class I medical device through a 510(k) application at such time as we have sufficient funds to undertake such application and the other costs needed to bring this product to market. The cost of bringing this product to its current state has been minimal; however, we expect to incur costs for limited clinical trials/studies and costs associated with obtaining regulatory clearance prior to the introduction of these products to market. Any application to the FDA will be submitted only when we have completed the clinical trials/studies for the product.

Government Regulation

                    Our drug and cosmetic products are regulated in the United States under the Federal Food, Drug and Cosmetic Act (“FD&C Act”), the Public Health Service Act, and the laws of certain states. The FDA exercises significant regulatory control over drugs manufactured and/or sold in the United States, including those that are unapproved.

                    Federal laws, such as the FD&C Act, cover the testing, manufacture, distribution, marketing, labeling and advertising (for prescription drugs) of all new drugs. Drug registration and listing requirements also exist.

                    We believe that the products currently being developed by us will be subject to Class I or Class II medical devices or cosmetic classification by the FDA.

                    It is also possible that the L.A.M. IPMTM technology, when used with approved or unapproved prescription drugs or biologics, may be regulated as a combination unapproved new drug and medical device, in which case it would be subject both to medical device and new drug regulation. It is also possible that the use of the L.A.M. IPMTM technology with a monographed OTC drug could render the product an unapproved new drug, which would mean that the product is subject to new drug application approval requirements before marketing. We intend to seek out partners for any products which require new drug applications and will rely on our partners to pursue any regulatory application in regards to these products.

Brief descriptions of the FDA classifications are as follows:

                    Cosmetics

                    Cosmetics are generally the least regulated by the FDA compared to other products subject to the FD&C Act. The legal distinction between cosmetics and drugs is typically based on the intended use of the product, which is normally discerned from its label or labeling. Cosmetic products are those intended for cleansing, beautifying, promoting attractiveness, or altering appearance whereas drugs are those intended for diagnosis, cure, mitigation, treatment, or prevention of disease, or that affect the structure or any function of the body.

                    A claim suggesting that a product affects the body in some “physiological” way usually renders the product a drug - even if the effect is temporary. A claim that the product penetrates and affects layers beneath the skin’s surface most likely would be viewed by the FDA as a drug claim. However, claims that a product affects appearance through a “physical” effect are generally considered cosmetic claims. The FDA’s rationale for this distinction is that a claim of a physiological effect is a claim that the product “affects” the structure or function of the body, which is one element of the statutory definition of a drug. A claim indicating that a product’s effects are on the surface of the skin can be a cosmetic claim.

                    Although cosmetics may be marketed without FDA approval, in order to be marketed lawfully as a cosmetic, the product must be properly labeled and each ingredient and each finished cosmetic product must be adequately substantiated for safety prior to marketing.

                    Products which are not cosmetics, and are marketed in the United States, must either comply with specified OTC drug regulations (monographs) or be specifically approved through the New Drug Application (“NDA”) or biologic licensure process.

                    Medical Devices

                    The FDA may choose to regulate certain uses of the L.A.M. IPMTM technology as a medical device if it determines that the mechanism by which the L.A.M. IPMTM technology exerts its effects meets the definitional requirements of a medical device. A medical device is a product that, among other requirements, does not achieve its primary intended purposes through chemical action within or on the human body and is not dependent upon being metabolized for the achievement of its primary intended purposes.

                    Medical device regulation is based on classification of the device into three classes, I, II, or III. The three classes are based on the degree of control necessary to assure the various types of devices are safe and effective.

Device classification depends on the intended use of the device and also upon indications for use. In addition, classification is risk based, that is, the risk the device poses to the patient and/or the user is a major factor in the class it is assigned. Class I medical devices present minimal potential for harm to the user and are often simpler in design than Class II or Class III devices. 47% of medical devices fall under Class I category and 95% of these are exempt from the regulatory process. 43% of medical devices are Class II devices. Class III medical devices usually sustain or support life, are implanted, or present potential unreasonable risk of illness or injury. 10% of medical devices fall under Class III category.

                    Section 510(k) of the Food, Drug and Cosmetic Act requires those device manufacturers who must register to notify FDA their intent to market a medical device. This is known as Premarket Notification (“PMN”) or 510(k). Under 510(k), before a manufacturer can market a medical device in the United States, they must demonstrate to FDA’s satisfaction that it is substantially equivalent (as safe and effective) to a device already on the market. If FDA rules the device is “substantially equivalent,” the manufacturer can market the device. Only a small percentage of 510(k)s require clinical data to support a marketing clearance by the Food and Drug Administration (“FDA”).

OTC Drugs

                    OTC drugs generally are defined as those drug products that can be used safely and effectively by the general public without seeking treatment by a physician or other health care professional. Thus, they do not require a prescription by a health care professional and are available at retail establishments. An OTC drug may be marketed without FDA approval if it conforms to a particular product monograph as described below and otherwise meets the requirements of the FD&C Act.

                    OTC monographs list active ingredients, their dosage levels, and uses (claims) for which OTC drug products are considered generally recognized as safe and effective for specific use and are not misbranded. If a particular level of an active ingredient and claim are allowed by a monograph, then a manufacturer may market a product containing that ingredient and bearing that claim without specific FDA approval, subject to compliance with other requirements of the monographs and FD&C Act, including labeling, drug registration and listing, and manufacturing obligations. With regard to labeling, the regulations require certain language for statement of identity, net contents, adequate directions for use, and name and address of the manufacturer, and their placement on the finished package, as well as additional warning statements when relevant to the product. All OTC manufacturers must register their establishments with the FDA and submit to the FDA a list of products made within five days after beginning operations, as well as submit a list of products in commercial distribution. The FDA must inspect all registered establishments at least every two years and OTC drug products must be manufactured in accordance with GMP regulations. If the FDA finds a violation of GMPs, it may enjoin a company’s operations, seize product, or criminally prosecute the manufacturer.

                    If a drug product does not conform to a particular OTC monograph, then typically a New Drug Application must be reviewed and approved by the FDA prior to marketing. Unlike prescription drugs, OTC drugs must bear adequate directions for safe and effective use and warnings against misuse.

New Drug Applications and Biologic License Applications

                    New drugs and products that are not cosmetics or devices and that are not covered by an OTC monograph must be approved by the FDA prior to marketing in the United States. Pre-clinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required by the FDA in order to establish product safety and efficacy.

                    The first stage of evaluation, pre-clinical testing, must be conducted in animals. After safety has been demonstrated, the test results are submitted to the FDA (or a state regulatory agency) along with a request for authorization to conduct clinical testing, which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed study, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of human subjects under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

                    After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to continue to test the product’s safety and also its efficacy, i.e. its ability to treat or prevent a specific disease. If the results appear to warrant further studies, the data is submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new drug are submitted to the FDA as part of a New Drug Application (“NDA”).

                    Biological drugs are subject to Biologics License Applications (“BLAs”), not NDAs as are other drugs. Biological drugs are a subset of “drug products” distinguished by their manufacturing process (biological vs. chemical process). A biological drug is any virus, serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product applicable to the prevention, treatment, or cure of diseases or injuries. They must be safe, pure and potent. Generic competition does not exist for biologics, as it does for other drugs. Biological drugs are generally subject to the same testing, manufacturing, distribution, marketing, labeling, advertising and other requirements for other drugs.

                    To the extent all or a portion of the manufacturing process for a product is handled by an entity other than L.A.M., the manufacturing entity is subject to inspections by the FDA and by other federal, state and local agencies and must comply with FDA GMP requirements. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full compliance.

                    L.A.M. may undertake extensive and costly clinical testing to assess the safety and efficacy of our potential drug delivery systems. Failure to comply with FDA regulations applicable to such testing can result in delay, suspension or cancellation of testing, and refusal by the FDA to accept the results of the testing. In addition, the FDA may suspend clinical studies at any time if it concludes that the subjects or patients participating in trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any of our drug delivery systems to be safe and effective or that data derived from any testing will be suitable for submission to the FDA.

                    The processes required by European regulatory authorities before our systems can be marketed in Western Europe are similar to those in the United States. First, appropriate pre-clinical laboratory and animal tests must be done, followed by submission of a clinical trial exemption or similar documentation before human clinical studies can be initiated. Upon completion of adequate and well controlled clinical studies in humans that establish that the drug is safe and efficacious, regulatory approval of a Market Authorization Application must be obtained from the relevant regulatory authorities. As with the FDA review process, there are numerous risks associated with the Market Authorization Application review. Additional data may be requested by the regulatory agency reviewing the Market Authorization Application to demonstrate the contribution of a product component to the clinical safety and efficacy of a product, or to confirm the comparable performance of materials produced by a changed manufacturing process or at a changed manufacturing site.

                    The process of biologic and new drug development and regulatory approval or licensure requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for other products being developed by us. Authorization for testing, approval for marketing of drugs, including biologics, by regulatory authorities of most foreign countries must also be obtained prior to initiation of clinical studies and marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

                    There are no assurances that clinical trials conducted in foreign countries will be accepted by the FDA for approval in the United States. Product approval (or licensure in a foreign country) does not mean that the product will be approved or licensed by the FDA and there are no assurances that we will receive any approval or license by the FDA or any other governmental entity for the marketing of a drug product. Likewise, product approval by the FDA does not mean that the product will be approved or licensed by any foreign country.

Product Status

                    We completed the development of our IPM Wound GelTM and obtained clearance (number K020325) from the FDA on April 15, 2002 to market the product. We began limited commercial sales of this product in August 2002.

                    All of our other products are in various stages of development and testing and the commercial sale of any of these products may not occur until the end of 2004 at the earliest. As a result, we expect to incur additional losses for the foreseeable future. Our estimate of the costs associated with future research and clinical studies may be substantially lower than the actual costs of these activities. If our cost estimates are incorrect, we will need additional funding for our research efforts. Please see our risk factors that discuss our ability to pay the costs of completing our research and development, which can be found at page 3 of this prospectus. There can be no assurance that our products will prove to have any therapeutic or other value.

                    The following is a summary of the status of the products that are being developed by us:

		Projected Cost Needed	Projected Date of
	Anticipated FDA	to Complete	Completion of
Product Name	Classification	Studies/Trials	Studies/Trials

Post Surgical Matrix (1)	Medical Device – Class I or II	$750,000	(3)
Burn Matrix (1)	Medical Device – Class I or II	$750,000
Female Sexual Dysfunction (2)	Cosmetic/OTC Drug	N/A	Completed (3)
Extreme Dry Skin	Cosmetic/OTC Drug	$1,500,000	(3)

(1)	These are sterile forms of the IPM Wound GelTM and we expect to commence marketing of the product by the end of 2005.

(2)
We have licensed this product to Ixora Bio-Medical Co. (“Ixora”). Pursuant to the terms of the Licensing Agreement, Ixora is responsible for all the costs required to obtain any required regulatory approvals of this product.

(3)
The research and development of these products have been delayed until sufficient funds are received through an equity or debt financing or we have achieved a level of sales that provide us sufficient cash flow to perform our studies/trials.

                    In order for us to commence commercial sales of any of the products listed above, we will need to hire a sales force or enter into a distribution agreement with a third party.

                    The products listed above are variations of our existing product and as a result we believe that the anticipated FDA classification of the products listed above is correct, however the final decision on FDA classification is determined by the FDA. FDA applications have not been made for any of our products in development.

Research and Development

                    As part of our ongoing research and development program, we intend to develop and commercialize as many products as possible based on its L.A.M. IPMTM technology. Our long-range goal is to exploit other uses of its matrix drug delivery system to improve the therapeutic effects of various drugs.

                    During the years ended December 31, 2003 and 2004, we spent approximately $242,000 and $203,000, respectively on research and development. L.A.M.’s research and development expenditures do not include research and development expenses relating to L.A.M.’s Sexual Dysfunction Drug, which were paid by Ixora.

Manufacturers and Suppliers

                    We have contracted DPT Laboratories (“DPT”) in San Antonio, Texas to produce the initial commercial quantity batches of L.A.M. IPM Wound GelTM. Although we have contracted DPT for the manufacturing of our product, there are a number of other manufacturing companies that provide the same services. We have purchased our supplies of raw materials from a number of independent companies and do not believe that we are dependent on any of these vendors.

Competition

                    The pharmaceutical industry is highly competitive. We compete primarily in the over-the-counter wound-care market. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

                    Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than we do to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson, Smith & Nephew and many others.

Patents and Trademarks

                     As of June 20, 2005, we owned fifteen U.S. patents, nine foreign patents, five U.S. patent applications and numerous international patent applications designating over 100 foreign countries with claims relating to our sustained release delivery matrix system, systems containing drug preparations, uses of the systems for various treatment therapies and addiction therapeutic program. Our patents will expire between 2015 and 2018.

Employees

                     As of June 20, 2005 , we had five full time and one part time employee. One of our employees was engaged in research and development, 2 were engaged in sales and marketing and 3 were engaged in general and administration. In addition, we utilize the services of outside consultants, on an as-needed basis, in our research and development and sales and marketing departments.

Properties

                    In the fourth quarter of 2003, we consolidated our research, pilot production and head office activities to 736 Center Street, Lewiston, New York. This facility is leased on a month to month basis at a rate of $400 per month.

                    In January 2004, we established an office at Unit A No. 48, Xihai Nanyan, Xicheng District, Beijing, China. The facility is provided to us at no monthly cost as part of our agreement with Sinopharm.

Legal Proceedings

                    There are no pending legal proceedings to which we are a party or of which any of our property is the subject.

MANAGEMENT

Directors and Executive Officers

                    The following sets forth certain information concerning our directors and executive officers:

                    Joseph T. Slechta (Age 56) became our Chief Executive Officer in November 2002. Mr. Slechta was appointed a director and became our President on May 11, 2001. Prior to that Mr. Slechta served as our Chief Operating Officer commencing November 2000. Prior to November 2000, Mr. Slechta was a consultant to a number of corporate clients, including us from November 1998 to November 2000, providing assistance in matters such as financing, reorganization, expansion and improving operations.

                    Peter Rothbart, M.D., Medical Director, (Age 66) has been a director and our Treasurer since inception. He has been a consulting anesthetist for over 20 years and is a leading pain specialist and principal of the Rothbart Pain Management Clinic in Ontario, Canada. Dr. Rothbart is currently President of the North American Cervicogenic Headache Society, an association of specialists in the treatment of cervicogenic headaches. He was also recently elected Chair of the Chronic Pain Section of the Ontario Medical Association. Dr. Rothbart was one of the co-discovers of the Ionic Polymer Matrix delivery system.

Significant Employee

                    Elena Milantoni (Age 35) has been our Director of Finance and Administration since June 2002. Ms. Milantoni has a BAS degree in accounting and is a Chartered Accountant. Ms. Milantoni has over 11 years of public accounting and industry experience for both biotech and hi-tech companies.

                    Each of our directors and officers serves a term of one year or until his successor is appointed.

Compensation of Directors

                    Standard Arrangements. At present, we do not pay our directors for attending meetings of the Board of Directors, although we may adopt a director compensation policy in the future. We have no standard arrangement pursuant to which directors of L.A.M. are compensated for any services provided as a director or for committee participation or special assignments.

                    Other Arrangements. During the year ended December 31, 2004, and except as disclosed elsewhere in this prospectus, the following directors received shares of our common stock:

Name	Date	Shares

Peter Rothbart	October 18, 2004	500,000
Gary Nath	October 18, 2004	250,000

                    On January 4, 2005, Mr. Nath resigned as a member of our Board of Directors. As explained in “Certain Relationships and Related Transactions” of this prospectus, legal services are provided to us by Gary Nath’s law firm. During the year ending December 31, 2005, we expect that we will continue to use the services of Mr. Nath’s law firm.

Executive Officer Compensation

Summary Compensation Table

                    The following table sets forth all compensation paid for each of the years ended December 31, 2004, 2003, and 2002 to the President and Chief Executive Officer of the Corporation and those executive officers whose total salary and bonus exceeded $100,000 in the three preceding financial years.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
						Securities
				Other		Under
				Annual	Restricted	Stock		All Other
Name and				Compen-	Stock	Options	LTIP	Compen-
Principal Position	Year	Salary	Bonus	sation	Award(s)	Granted	Payouts	sation
Joseph Slechta	2004	$150,000	80,000	–	$400,000(2)	–	–	–
President and CEO	2003	137,500	45,000(1)	–	–	–	–	–
	2002	102,500	–	–	–	–	–	–

(1)                     The following officer of L.A.M. received shares of our common stock as a stock bonus:

Name	Date	Shares
Joseph Slechta	September 26, 2003	250,000

(2)                     On October 18, 2004 we granted Mr. Slechta 1,000,000 shares of restricted stock, as compensation for services, valued at $0.175 per share (the closing price on the OTC Bulletin Board on that date). On December 2, 2004 we granted Mr. Slechta 1,500,000 shares of restricted stock, as compensation for services, valued at $0.15 per share (the closing price on the OTC Bulletin Board on that date). The table below shows the number of shares of our common stock owned by the officers listed above, and the value of such shares as of December 31, 2004:

Name	Shares	Value
Joseph Slechta	3,395,000	$441,350

Options Granted in Last Fiscal Year and Potential Realizable Values

                    During the year ended December 31, 2004, no options were granted by L.A.M. to its executive officers. In December 2004, Joseph Slechta surrendered 3,000,000 options that had an exercise price of $0.58 and an expiration date of June 30, 2011.

                    During 2003, we extended the expiration dates of the options held by the following persons:

	Expiration Date Prior	Expiration Date
Name	to Options	After Extension	Extension
Joseph Slechta	100,000	January 20, 2003	January 20, 2008
Peter Rothbart	70,000	January 20, 2003	January 20, 2008

Aggregated Option Exercises in 2004 and Year-End Option Values

                    The following table sets forth certain information concerning exercises of stock options by the named executive officers and directors during the year ended December 31, 2003 and the value of unexercised options at December 31, 2003.

	Common		Number of Securities
	Shares		Underlying		Value of Unexercised In-the-
	Acquired		Unexercised Options at		Money Options at
	On	Value	December 31, 2004		December 31, 2004 (1)
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph Slechta	–	–	700,000	–	–	–
Peter Rothbart	–	–	370,000	–	–	–
Gary Nath	–	–	–	–	–	–

(1)
These amounts represent the difference between the exercise price of the stock options and the closing price of our common shares on the last trading day of the year on the OTC Bulletin Board. On December 31, 2004, the closing price of our common shares on the OTC Bulletin Boards was $0.13 and the exercise prices of all the stock options were greater than the closing price of our common shares.

Employment Agreements

                    We do not have employment agreements with any of our officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                     The following table sets forth certain information as of June 20, 2005, concerning the common stock owned by each officer and director of L.A.M., and each other person known to us to be the beneficial owner of more than five percent (5%) of our common stock.

	Amount and
	Nature of
Name and Address	Beneficial
of Beneficial Owner	Ownership	Percent of Total

Joseph T. Slechta
800 Sheppard Avenue West,
Commercial Unit 1	4,407,500 (1)	4.7%
Toronto, ON
Canada M3H 6B4

Peter Rothbart
274 St. Clements Avenue
Toronto, ON	4,412,174 (2)	4.7%
Canada M4R 1H5

Directors and executive officers as a	8,819,674	9.4%
group (consisting of 2 persons)

(1)
Includes 3,395,000 common shares held and 700,000 common shares issuable upon the exercise of options at an exercise price of $0.58 expiring between June 5, 2006 and January 18, 2008. Also included are 312,500 common shares issuable upon the exercise of warrants at exercise prices between $0.30 and $0.50 and expiring between August 30, 2005 and February 28, 2006.

(2)
Includes 3,404,924 common shares held and 370,000 common shares issuable upon the exercise of options at an exercise price of $0.58 expiring between June 5, 2006 and January 18, 2008. Also included are 637,250 common shares issuable upon the exercise of warrants at exercise prices between $0.30 and $1.00 and expiring between February 28, 2005 and June 30, 2006; also includes 1,429,924 shares held by Shasqua Limited, a trust of which Dr. Rothbart is the beneficiary and may be deemed the beneficial owner.

SELLING STOCKHOLDERS

                    This prospectus relates to the sale of shares of our common stock by a number of our stockholders. The shares offered by this prospectus include shares owned by these stockholders, as well as shares issuable upon the exercise of warrants. The shares and warrants were issued by us in private offerings for cash, for services rendered or in settlement of a dispute.

                    We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders may resell the shares they own or acquire upon exercise of the warrants by means of this prospectus from time to time in the public market. The costs of registering the shares offered by the selling stockholders are being paid by us. The selling stockholders will pay all other costs of the sale of the shares offered by them.

                    The following table sets forth information known to us with respect to beneficial ownership of our common stock as of June 20, 2005 by the selling stockholders and their respective affiliates. The number of shares that may actually be sold by any selling stockholder will be determined by that selling stockholder. Any selling stockholder may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We do not know how long any selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any selling stockholder regarding the sale of any of the shares.

                    The table assumes that each selling stockholder sells as many shares as it can under this prospectus. Except as described in this prospectus, none of the selling stockholders or their affiliates have had any material relationship with us or any of our affiliates within the past three years.

	Common		Common
	Shares		Shares	Number of
	Beneficially		Issuable	Common
	Owned Prior		Upon the	Shares to be	Common Shares
	to the		Exercise of	Sold Under the	Beneficially Owned
Name	Offering(1)		Warrants	Offering	After the Offering
					Number		Percent
Argento, Biagio	363,636		272,727	636,363	0		–
Argento, Paulina	1,200,000		150,000	350,000	1,000,000		1.20
BIC International	2,773,293	(2)	204,547	2,477,277	170,563		*
Boudreau, Maria	111,500		83,625	195,125	0		–
Care, Antonio	2,773,293	(2)	—	330,000	170,563	(3)	–
Caseby, Nigel	40,000		30,000	70,000	0		–
Emmbran Inc.	181,810	(4)	136,357	318,167	0		–
Emmett, John	670,000		300,000	700,000	270,000		*
Gareth, Ellis	66,000		49,500	115,500	0		–
Gaul, Luc	100,000		75,000	175,000	0		–
Gaus, Martin	80,000		60,000	140,000	0		–
Geissler, Jan	150,000		112,500	262,500	0		–
Goschka, Mario	131,000		46,500	108,500	69,000		*
Harmony International Ltd.	3,550,000	(5)	225,000	3,525,000	250,000		*
Huhn, Josef	100,000		9,000	21,000	88,000		*
Kenntoff-Berkenheger, Gerlind	200,000		75,000	175,000	100,000		*
Knepper, Patrick	60,000		45,000	105,000	0		–
Langenberg, Peter	3,000,000		3,000,000	6,000,000	0
Liltz, Nico	100,000		75,000	175,000	0		–
Magliere-Cianci, Lina	100,000		75,000	175,000	0		–
Merskey, Harold	384,000		288,000	672,000	0		–
Nath, Alan	67,000		50,250	117,250	0		–
Nath & Assoicates, PLLC	5,884,626	(6)		4,000,000	1,884,626		2.27%

	Common	Common
	Shares	Shares	Number of
	Beneficially	Issuable	Common
	Owned Prior	Upon the	Shares to be	Common Shares
	to the	Exercise of	Sold Under the	Beneficially Owned
Name	Offering(1)	Warrants	Offering	After the Offering
Rommes, Sonja	150,000	112,500	262,500	0	–
Santillo, Dario	100,000	75,000	175,000	0	–
Santillo, Louis	100,000	75,000	175,000	0	–
Schertel, Ralph	40,000	30,000	70,000	0	–
Schröck, Konstantin	50,000	37,500	87,500	0	–
Schweizer, Joerg	335,500	69,000	161,000	243,500	*
Voigt, Mathias	150,000	112,500	262,500	0	–

Total		5,874,506	22,037,182

* Less than 1%

(1)
(1) We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d 3 of the Exchange Act and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each of the selling stockholders and the percentage ownership of the selling stockholders, we include any shares as to which each selling stockholder has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that selling stockholder that are currently exercisable or exercisable within 60 days after June 20, 2005 .

(2)
Represents (i) 2,443,293 shares of our common stock held directly by BIC International and (ii) 330,000 shares of our common stock held directly by Antonio Care. We have been advised that Mr. Care is the beneficial owner of BIC International. We have also been advised that BIC International is not a broker-dealer, and that Mr. Care and BIC International are not affiliated with any broker-dealers. Mr. Care and BIC International are not affiliates of ours.

(3)	Represents 170,563 shares held directly by BIC International.
(4)
We have been advised that Alan Dexter is the beneficial owner of Emmbran Inc. We have also been advised that Emmbran Inc. is not a broker-dealer, and that Alan Dexter and Emmbran Inc. are not affiliated with any broker-dealers. Alan Dexter and Emmbran Inc. are not affiliates of ours.

(5)
We have been advised that Mr. Joseph Cianci is the beneficial owner of Harmony International Ltd. We have also been advised that Harmony International Ltd is not a broker-dealer, and that Mr. Cianci and Harmony International Ltd. are not affiliated with any broker-dealers. Mr. Cianci and Harmony International Ltd. are not affiliates of ours.

(6)
Nath & Associates, PLLC is a law firm which provides L.A.M. with legal services. Gary Nath, a former officer and director of L.A.M., is a partner. We have also been advised that Nath & Associates, PLLC is not a broker-dealer, and that Mr. Nath and Nath & Associates, PLLC are not affiliated with any broker- dealers. Mr. Nath and Nath & Associates, PLLC are not affiliates of ours.

The warrants referred to in the table above are exercisable at a price ranging from $0.04 to $1.00 per share and expire between September 2005 and July 2008. The warrants are initially exercisable into 5,874,506 shares of our common stock. All of the shares of common stock to be issued upon exercise of the warrants are restricted securities until we register them under the registration statement which includes this prospectus. As of the date of this prospectus, none of the selling stockholders have exercised any portion of the warrants. We do not know when, if ever, any of the selling stockholders will exercise any portion of the warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                    During 2004 and 2003, we paid $132,400 and $53,400 respectively to Nath & Associates, PLLC for legal services. Nath & Associates, PLLC is a law firm in which Gary Nath, a former officer and director of L.A.M., is a partner. As of December 31, 2004, we owed Nath & Associates, PLLC approximately $388,000 for legal services. Nath & Associates is a selling stockholder under this prospectus.

                    In 2003, through the private placement of 7,341,828 shares of our common stock, plus warrants for the purchase of an additional 5,247,750 shares for proceeds and debt reduction aggregating $961,000, Mr. Slechta and certain directors and officers of L.A.M. acquired 2,125,000 common shares plus warrants to purchase and additional 1,593,750 shares under this private placement. The private placement proceeds of $255,000 received from the CEO, directors and officers of L.A.M. were used to reduce the amounts payable to these individuals as a result of services performed or loans provided to L.A.M.

                    In the first quarter of 2004, through the private placement of our common stock, Dr. Rothbart acquired 433,000 shares plus warrants to purchase an additional 324,750 shares of our common stock for a purchase price of $99,500.

                    Following these offset arrangements, as of December 31, 2004 L.A.M. owed Dr. Rothbart and Mr. Nath $3,000 and $147,000 respectively.

                    The fees we paid to related parties for services and interest charged (if any) on loans received from related parties are no greater than those that would be charged to us by an unrelated third party.

DESCRIPTION OF SECURITIES

Common Stock

                    We are authorized to issue 150,000,000 shares of common stock. As of June 20, 2005 we had 94,711,389 outstanding shares of common stock, which includes 16,162,676 shares offered by this prospectus. If the selling stockholders under this prospectus were to fully exercise of all warrants and options, the underlying shares of which are being registered hereunder, we would have 100,585,895 outstanding shares of common stock.

                    Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common stock can elect all of our directors.

                    Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until we have substantial profits.

                    Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by L.A.M. There are no conversion, redemption, sinking fund or similar provisions regarding our common stock.

Warrants

                     The warrants exercisable for the shares being offered by this prospectus are exercisable at a price ranging from $0.04 to $1.00 per share and expire between September 2005 and July 2008. The warrants are initially exercisable into 5,874,506 shares of our common stock. All of the shares of common stock to be issued upon exercise of the warrants are restricted securities until we register them under the registration statement which includes this prospectus. As of the date of this prospectus, none of the selling stockholders have exercised any portion of the warrants. We do not know when, if ever, any of the selling stockholders will exercise any portion of the warrants.

Registration Rights

                    Pursuant to the terms of the subscription agreements we entered into with the selling stockholders, we have agreed to file a registration statement relating to the shares of common stock and the shares issuable upon exercise of the warrants with the SEC, within 120 days of the completion of the transaction pursuant to such subscription agreement. We also agreed to use our best efforts so have the registration statement declared effective as soon as possible thereafter.

Indemnification

                    Our bylaws authorize indemnification of any of our directors, officers, employees or agents against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even our directors, officers, employees, or agents who were found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

                    The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•          block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•          an exchange distribution in accordance with the rules of the applicable exchange;

•          privately negotiated transactions;

•          short sales;

•          broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share

•          a combination of any such methods of sale; and

•          any other method permitted pursuant to applicable law.

                    The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

                    The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

                    The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

                    The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

                    We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                    Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

                    There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement which includes this prospectus.

                    The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

                    Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

                    The financial statements included in this prospectus for the year ended December 31, 2004 and 2003 have been so incorporated in reliance on the report of Rotenberg & Company, LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

                    The validity of the common stock being offered for sale hereunto has been passed on for us by Greenberg Traurig, P.A., Ft. Lauderdale, Florida.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

                    We routinely file reports and other information with the SEC, including Forms 8-K, 10-KSB and 10-QSB. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth St., N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

                    We make our financial statements available as soon as reasonably practicable after they are filed with the SEC on our Internet site at http://www.lampharm.com. Paper copies of our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-KSB, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act may be obtained free of charge upon request, by writing to L.A.M. at 800 Sheppard Avenue West, Toronto, Ontario Canada M3H 6B4.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York
FINANCIAL REPORTS AT DECEMBER 31, 2004

F-1

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
       and Stockholders
L.A.M. Pharmaceutical, Corp.
(A Delaware Corporation)
Lewiston, New York

                    We have audited the accompanying balance sheets of L.A.M. Pharmaceutical, Corp. as of December 31, 2004 and 2003 and the related statements of changes in stockholders’ equity (deficit), operations, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.A.M. Pharmaceutical, Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co. LLP

Rotenberg & Co., LLP
Rochester, New York
February 24, 2005

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York BALANCE SHEETS

December 31,	2004	2003
ASSETS

Current Assets
Cash and Cash Equivalents	$65,866	$25,132
Accounts Receivable, net	4,795	8,936
Inventory	440,746	482,667
Prepaid Expenses	75,879	73,560
Total Current Assets	587,286	590,295

Property and Equipment - Net of Accumulated Depreciation	73,587	100,020

Other Assets
Patents and Trademarks - Net of Accumulated Amortization of
$176,060 and $130,629, respectively	634,629	591,543
Total Assets	$1,295,502	$1,281,858

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable and Accrued Expenses	$864,525	$1,027,561
Current Portion of Deferred Licensing Revenue	131,250	—
Total Current Liabilities	995,775	1,027,561

Other Liabilities
Due to Stockholders	149,545	149,545
Deferred Licensing Revenue	19,860	207,360
Total Liabilities	1,165,180	1,384,466

Commitments (Note N)

Stockholders' Equity (Deficit)
Common Stock - $.0001 Par; 150,000,000 and 50,000,000 Shares
Authorized, Respectively; 66,115,713 and 45,809,364
Shares Issued and Outstanding, respectively	6,611	4,581
Additional Paid-In Capital	33,234,036	29,022,904
Accumulated Deficit	(33,110,325)	(29,130,093)
Total Stockholders' Equity (Deficit)	130,322	(102,608)
Total Liabilities and Stockholders' Equity(Deficit)	$1,295,502	$1,281,858

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
			Additional		Total
	Number	Common	Paid-In	Accumulated	Stockholders'
	of Shares	Stock	Capital	Deficit	Equity (Deficit)

Balance - December 31, 2002	27,511,412	$2,751	$25,952,644	$(26,411,739)	$(456,344)

Capital Contribution - Interest Expense	—	—	8,215	—	8,215
Conversion of Convertible Notes	3,070,067	307	670,693	—	671,000
Stock Warrants Exercised	69,022	7	(7)	—	—
Premium on the Issuance of Warrants	—	—	269,246	—	269,246
Stock Options Granted
- Compensation for Services Rendered	—	—	285,247	—	285,247
Common Shares Granted
- Compensation for Services Rendered	5,056,672	506	418,838	—	419,344
Stock Options Exercised	1,000	—	580	—	580
Sale of Shares Under the Stock Subscription Agreements	7,041,828	704	960,296	—	961,000
Common Stock Issued in Settlement of Arbitration	3,059,363	306	591,567	—	591,873
Collection of Receivable on Option Exercise	—	—	24,420	—	24,420
Receivable on Sale of Stock Subscription Agreements	—	—	(158,835)	—	(158,835)
Net Loss	—	—	—	(2,718,354)	(2,718,354)
Balance - December 31, 2003	45,809,364	$4,581	$29,022,904	$(29,130,093)	$(102,608)

- continued -

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) – continued
			Additional		Total
	Number	Common	Paid-In	Accumulated	Stockholders'
	of Shares	Stock	Capital	Deficit	Equity (Deficit)

Balance - December 31, 2003	45,809,364	$4,581	$29,022,904	$(29,130,093)	$(102,608)

Capital Contribution - Interest Expense	—	—	7,577	—	7,577
Stock Options Granted
- Compensation for Services Rendered	—	—	876,752	—	876,752
Common Shares Granted
- Compensation for Services Rendered	10,535,800	1,053	1,055,267	—	1,056,320
Sale of Shares Under the Stock Subscription Agreements	5,637,000	564	1,357,996	—	1,358,560
Stock Warrants Exercised	2,133,549	213	259,160	—	259,373
Common Stock Issued in Settlement of Lawsuit	2,000,000	200	559,800	—	560,000
Collection of Receivable on Option Exercise	—	—	580	—	580
Collection of Receivable on Sale of Stock Subscription
Agreements	—	—	94,000	—	94,000
Net Loss	—	—	—	(3,980,232)	(3,980,232)
Balance - December 31, 2004	66,115,713	$6,611	$33,234,036	$(33,110,325)	$130,322

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF OPERATIONS

Years ended December 31,	2004	2003

Revenues
Licensing and Royalty Revenue	$112,500	$—
Net Sales	60,844	105,789
Total Revenues	173,344	105,789

Expenses
Cost of Sales	15,276	34,201
General and Administrative	1,217,188	947,630
Marketing and Business Development	2,079,066	658,137
Research and Development	202,604	242,064
Depreciation and Amortization	71,865	67,294

Total Expenses	3,585,999	1,949,326

Loss Before Other Expenses	(3,412,655)	(1,843,537)

Other Expenses
Interest Expense	(7,577)	(13,698)
Warrant Premium	—	(269,246)
Lawsuit Settlement	(560,000)	—
Arbitration Settlement	—	(591,873)

Total Other Expenses	(567,577)	(874,817)

Net Loss	$(3,980,232)	$(2,718,354)

Loss per Common Share - Basic and Diluted	$(0.08)	$(0.08)

Weighted Average Number
of Common Shares Outstanding –
Basic and Diluted	52,108,634	32,121,738

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CASH FLOWS

Years ended December 31,	2004	2003

Cash Flows from Operating Activities

Net Loss	$(3,980,232)	$(2,718,354)

Adjustments to Reconcile Net Loss
to Cash Flows from Operating Activities:
Depreciation and Amortization	71,865	67,294
Bad Debts	—	758
Capital Contributions:
Deemed Interest Expense on Loans from
Stockholders	7,577	8,215
Share and Option Grants - Officers, Directors
Investors and Consultants	1,869,967	704,591
Premium on the Issuance of Warrants	—	269,246
Deferred Licensing Revenue	(56,250)
Share Issuance for Lawsuit Settlement	560,000	—
Share Issuance for Arbitration Settlement	—	591,873

Changes in Assets and Liabilities:
Accounts Receivable	4,141	3,949
Inventory	41,921	67,418
Prepaid Expenses	(2,319)	(66,874)
Accounts Payable and Accrued Expenses	(99,931)	370,347

Net Cash Flows from Operating Activities	(1,583,261)	(701,537)

Cash Flows from Investing Activities
Purchases of Property and Equipment	—	(1,495)
Purchases of Patents and Trademarks, Net	(88,518)	(85,773)

Net Cash Flows from Investing Activities	(88,518)	(87,268)

- continued -

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CASH FLOWS - continued

Years ended December 31,	2004	2003

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	1,452,560	518,215
Proceeds from Exercise of Stock Options	580	25,000
Proceeds from Exercise of Warrants	259,373	—
Advances from Stockholders	—	163,898
Repayments to Stockholders	—	(103,390)

Net Cash Flows from Financing Activities	1,712,513	603,723

Net Change in Cash and Cash Equivalents	40,734	(185,082)

Cash and Cash Equivalents - Beginning of Period	25,132	210,214

Cash and Cash Equivalents - End of Period	$65,866	$25,132

NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock Subscriptions – Offset Against Due to
Stockholders	$—	$75,000
Debentures Converted to Common Stock	$—	$671,000
Exercise of Stock Warrants	$—	$7

SUPPLEMENTAL DISCLOSURE

Interest Paid	$—	$5,483
Income Taxes Paid	$—	$—

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note A -

Summary of Transaction

L.A.M. Pharmaceutical, Corp. (the “Company”) was initially formed as L.A.M. Pharmaceutical, LLC (the “LLC”) on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company’s common stock. The stock exchange between the Company and the members of the LLC is considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company.

Note B -

Nature of Operations and Summary of Significant Accounting Policies

L.A.M. Pharmaceutical, Corp. was incorporated on July 24, 1998 under the laws of the State of Delaware. The Company has the authority to issue 150,000,000 shares of common stock, $.0001 par value. The Company’s corporate objective is to develop, market and license wound healing and transdermally delivered drugs, both prescription and over-the-counter, using the Company’s patented L.A.M. Ionic Polymer MatrixTM technology. The Company currently serves the healthcare market in the USA and is developing international markets.

Revenue Recognition
Royalty Revenue Recognition - The Company recognizes royalty revenue based on royalty reports or related information received from the licensee and when collectibility is reasonably assured.

Sales Revenue Recognition - The Company recognizes sales revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns.

Method of Accounting
The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Concentrations of Credit Risk
Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

- continued -

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note B -

Nature of Operations and Summary of Significant Accounting Policies - continued

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions that periodically may exceed federally insured amounts.

Inventory
Inventory is comprised of finished goods and raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value. If the cost of the inventories exceeds expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on estimates. The valuation of inventories also requires the Company to estimate excess inventories and inventories that are not saleable. The determination of excess or non-saleable inventories requires the Company to estimate the future demand for the Company’s product and consider the shelf life of the inventory. If actual demand is less than the Company’s estimated demand, we could be required to record inventory reserves, which would have an adverse impact on the Company’s results of operations. In 2003, the Company completed testing enabling the life of its IPM Wound GelTM to be extended from 18 months to in excess of 36 months from the date of manufacture. The Company believes that an additional extension of the product life is possible should it be required. The Company anticipates that its inventory will be consumed through sales and marketing efforts prior to its expiry.

Property, Equipment and Depreciation
Property and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives as follows:

                                   Furniture and Fixtures             5 - 7 Years
                                   Computer Equipment               5 - 7 Years
                                   Leasehold Improvements        5 Years

Maintenance and repairs are charged to expense as incurred. The cost of the assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

Patents and Trademarks
Patents and trademarks are carried at cost and are amortized using the straight-line method over their estimated useful lives, not to exceed 17 years from the date of issuance of the patent. The estimated annual amortization for the next five years is $47,000.

Impairment of Assets
Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company determined that no impairment loss need be recognized for applicable assets in 2004 and 2003.

- continued -

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note B -

Nature of Operations and Summary of Significant Accounting Policies - continued

Research and Development Costs
Research and development expenditures are expensed as incurred.

Net Income (Loss) Per Common Share
Net income (loss) per common share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities. Diluted earnings per share is the same as basic earnings per share for all of the periods presented since the effect of the conversion of debentures, stock options and warrants granted would have an anti-dilutive effect on earnings per share.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Share and Option Grants
The Company has a stock option plan under which it may grant options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates. The Company has elected to follow Accounting Principles Board Opinion (“APBO”) No. 25 and related interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”, requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. The Company generally uses the straight-line method of amortization for stock-based compensation. Had compensation cost

- continued –

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note B -

Nature of Operations and Summary of Significant Accounting Policies - continued

for these plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the following pro forma amounts:

	For the year ended December 31,
	2004	2003

Net loss
As reported	$3,980,232	$2,718,354
Pro forma	$3,980,232	$2,729,688
Earnings per share
As reported	$(0.08)	$(0.08)
Pro forma	$(0.08)	$(0.08)

Stock options and awards made to directors, investors and consultants are subject to the provisions of SFAS No. 123.

Financial Instruments
The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The fair value of due to stockholders could not be obtained without incurring excessive costs as they have no readily determinable market value.

Recently Issued Accounting Standards
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005. The Company is currently evaluating the impact of SFAS 153 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”). SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note B -

Nature of Operations and Summary of Significant Accounting Policies - continued

25 “Accounting for Stock Issued to Employees”. SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). SFAS 123R is effective for small business issuers for all interim periods beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended March 31, 2006. Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

Note C -

Licensing Agreement – Ixora

The Company has an exclusive license agreement (the “License Agreement”) with Ixora Bio-Medical Company, Inc. (“Ixora”). Under the License Agreement, Ixora paid the Company $500,000 cash and 2,025,000 common stock of Ixora for the exclusive rights of the Company’s male and female sexual dysfunction product technology. Ixora has also agreed to pay all costs for the development, registration and protection of intellectual property, including but not limited to patent costs, raw material costs, clinical development costs and compensation of all Company personnel involved in the sexual dysfunction product technology. The Company must obtain written consent from Ixora on the reimbursement of costs in excess of $10,000 per quarter.

The initial receipt of 2,025,000 common stock of Ixora represented a 45% ownership interest in Ixora. The Company accounted for the investment in Ixora on the equity method, which was written down to zero when the Company’s share of Ixora’s losses were subsequently recorded. During 2000 and 2001, Ixora received additional equity financing which decreased the Company’s ownership in Ixora to 18%. As a result, the Company currently accounts for their investment in Ixora on the cost basis, which remains at zero.

The Company determined that the share portion of the licensing fee should not be recorded as revenue until royalty revenue is earned from Ixora. In May 2004, Ixora announced that it commenced commercial sales of its product – IXORATM For Women and paid the Company $56,250 in royalty payments.

Note D -	Inventory Inventory consisted of the following:

December 31,	2004	2003
IPM Wound GelTM	$438,621	$480,542
Raw Materials	2,125	2,125
Inventories	$440,746	$482,667

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note E -	Property and Equipment Property and equipment consisted of the following:

December 31,	2004	2003

Furniture and Fixtures	$127,493	$127,493
Computer Equipment	43,544	43,544
Leasehold Improvements	32,187	32,187
	$203,224	$203,224
Less: Accumulated Depreciation	(129,637)	(103,204)

Net Property and Equipment	$73,587	$100,020

Note F -

Due to Stockholders

The Company has a liability for cash advances and salaries and other expenses incurred in earlier years due to its stockholders totaling $149,545 at December 31, 2004 and 2003, respectively. The Company has agreements with these stockholders, which provides for payment of this obligation without interest, not to exceed 25% of the profits realized by the Company in any year. The Company has imputed interest at 5.07% and 5.125% in 2004 and 2003, respectively, and charged operations for each of the periods presented with an offsetting credit to additional paid-in capital.

Note G -	Income Taxes The components of the deferred tax asset (liability) at December 31 are as follows:

December 31,	2004	2003

Net Operating Loss	$3,118,162	$2,614,807
Stock Options	1,071,787	978,372
Patents	6,582	8,529
Gross Deferred Tax Assets	4,196,531	3,601,708
Property, Plant and Equipment	(4,355)	(4,644)
Gross Deferred Tax Liabilities	(4,355)	(4,644)
Net Deferred Tax Assets	4,192,196	3,597,064
Valuation Allowance	(4,192,196)	(3,597,064)
Net Deferred Taxes	$—	$—

The net operating loss carryforwards expire in varying amounts from 2013 to 2019. The Company has fully reserved for any future tax benefits from the net operating loss carryforwards and net deferred tax assets since it has not generated any revenues to date.

Note H -

Convertible Notes

During 2002, the Company sold convertible notes, plus Series A, B, C and D warrants, to a group of private investors. As of December 31, 2003, all of the notes had been converted into shares of the Company’s common stock.

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note H -

Convertible Notes - continued

The Series A warrants allowed the holders to purchase 596,590 shares of the Company's common stock at a price of $0.12 per share. As of December 31, 2004, all of the Series A warrants were exercised.

The Series B warrants allowed the holders to purchase 1,312,500 shares of the Company's common stock at a price of $0.16 per share. As of December 31, 2004, all of the Series B warrants were exercised.

The Series C warrants allow the holders to purchase 875,000 shares of the Company's common stock at a price of $1.20 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of the Company's common stock has exceeded $2.00, the Company has the right, upon 15 days advance written notice to the holders of the Series C warrants, to force the holders to exercise the unexercised portion of the Series C warrants.

The Series D warrants allow the holders to purchase 656,250 shares of the Company's common stock at a price of $1.60 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of the Company's common stock has exceeded $2.50, the Company has the right, upon 15 days advance written notice to the holders of the Series D warrants, to force the holders to exercise the unexercised portion of the Series D warrants.

The Company's right to force the warrant holders to exercise the Series C and D warrants is subject to a number of conditions, including the following:

- there is in effect a registration statement which the holders may use to sell the shares issuable upon the exercise of the warrants.

- the Company's common stock is listed for trading on the OTC Bulletin Board.

Note I -

Common Stock

On March 9, 2004, a special meeting of the stockholders was held for the purpose of amending the Company’s Certificate of Incorporation to increase the authorized number of shares of Common Stock to a total of 150,000,000 shares of Common Stock. 61% of the shares outstanding were represented in person or by proxy at the special meeting. Of these, 98% voted in favor of increasing the authorized number of shares of Common Stock to a total of 150,000,000 shares. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company’s assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is profitable. Holders of common stock do not

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note I -

Common Stock - continued

have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock.

During 2004 and 2003, the Company sold units of the Company’s common stock in which each unit consists of 1,000 shares of the Company’s common stock plus 750 warrants. Each warrant will entitle the holder to purchase the Company’s common stock as follows:

	•	One third of the warrants may be exercised within six months of the subscription date at prices ranging from $0.30 to $0.60 per share.
	•	One third of warrants may be exercised within one year of the subscription date at prices ranging from $0.30 to $0.75 per share.
	•	One third of the warrants may be exercised within eighteen months of the subscription date at prices ranging from $0.50 to $1.00 per share.

Between January 1, 2004 and December 31, 2004, the Company sold 6,705,000 shares of its common stock, plus warrants for the purchase of an additional 5,028,750 shares for proceeds totaling approximately $1,414,000, of which $1,359,000 was received prior to December 31, 2004.

Between July 1, 2003 and December 31, 2003, the Company sold 7,341,828 shares of its common stock, plus warrants for the purchase of an additional 5,247,750 shares for proceeds and debt reduction totaling $961,000.

Note J -

Warrants

During 2004 and 2003, the Company issued warrants in connection with the sale of common shares as described in notes I of the financial statements. In accordance with SFAS No. 123, the Company recognized compensation expense during 2003 of $269,246 for the fair value of the warrants at the date of the grant using a Black Scholes option-pricing model.

The following assumptions were used:

December 31,	2003

Weighted Average Fair Value of Options	$0.04
Weighted Average Exercise Price	$0.34
Expected Market Volatility	88.9%
Risk Free Interest Rate	1.60%
Expected Life (Years)	1.7
Expected Dividend Yield	0%

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note J -	Warrants - continued Warrant transactions for the two years ending December 31, 2004 are summarized as follows:

		Weighted Average
	Outstanding	Exercise Price

At December 31, 2002	4,915,434	$1.28
Granted	6,247,750	$0.34
Exercised	(213,068)	$0.12

At December 31, 2003	10,950,116	$0.76
Granted	5,259,500	$0.54
Exercised	(2,954,772)	$0.16
Expired	(482,893)	$1.35

At December 31, 2004	12,771,951	$0.71

The following table summarizes information about warrants outstanding at December 31, 2004:

	Warrants Exercisable and Outstanding
	Shares	Weighted	Weighted
		Average	Average
Range of	Under	Remaining	Exercise Price
Exercise Prices	Warrant	Life

$0.30 - $ 0.45	4,910,022	0.59	$0.32
$0.50 - $ 0.75	3,320,371	1.15	$0.58
$1.00 - $ 2.00	2,466,143	2.28	$1.42
$4.83	253,580	1.10	$4.83

Note K -

Share and Option Grants

The Company has stock option plans under which employees, non-employee directors, consultants and investors may be granted options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates.

The Company has elected to follow APBO No. 25 and related Interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note K -

Share and Option Grants – continued

vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. Stock options and awards made to investors and consultants are subject to the provisions of SFAS No. 123.

Employees
During 2002, the Company granted stock options for 485,000 shares of common stock to employees as compensation for services rendered at exercise prices that were below the fair value of the common stock at the date of grant. In accordance with APBO 25, the Company recognized compensation expense of $2,959 as a charge against operations during 2003 for the difference between the fair value and the exercise price of the common stock at the date of grant. The Company uses the straight-line method of amortization for stock based compensation.

Consultants
During 2004 and 2003, the Company granted stock options for 5,000,000 and 200,000, respectively, of common stock to consultants as compensation for services rendered. In accordance with SFAS 123, the Company recognized compensation expense during 2004 and 2003 of $876,752 and $120,008, respectively, for the fair value of the options at the date of grant using a Black Scholes option-pricing model.

Directors
During 2003, the Company granted additional stock options for 750,000 shares of common stock to directors as compensation for services rendered. In accordance with SFAS No. 123, the Company recognized compensation expense during 2003 of $128,250 for the fair value of the options at the date of the grant using a Black Scholes option-pricing model.

The following assumptions were used:

December 31,	2004	2003

Weighted Average Fair Value of Options	$0.17	$0.17
Weighted Average Exercise Price	$0.40	$0.58
Expected Market Volatility	103.4%	88.9%
Risk Free Interest Rate	3.37%	3.15%
Expected Life (Years)	5.0	5.0
Expected Dividend Yield	0%	0%

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note K -	Share and Option Grants - continued Stock option transactions for the two years ending December 31, 2004 are summarized as follows:

		Weighted Average
	Outstanding	Exercise Price

At December 31, 2002	11,539,500	$0.80
Granted	950,000	$0.58
Exercised	(1,000)	$0.58
Forfeited/Expired	(567,500)	$1.69

At December 31, 2003	11,921,000	$0.73
Granted	5,000,000	$0.40
Recanted	(3,000,000)	$0.58
Expired	(250,000)	$1.70

At December 31, 2004	13,671,000	$0.63

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
	Shares	Weighted	Weighted	Shares	Weighted
		Average	Average		Average

Range of	Under Option	Remaining	Exercise Price	Under	Exercise
Exercise Prices		Life		Option	Price

$0.46 - $ 0.75	12,731,000	3.76	$0.54	12,456,000	$0.54
$0.85 - $ 1.25	490,000	2.21	$0.98	450,000	$0.98
$2.00 - $ 4.00	450,000	1.93	$2.97	450,000	$1.93

During 2003, the Board of Directors authorized the extension of expiration dates of options to purchase shares of common stock. The extensions were for periods ranging from 12 months to 60 months. Approximately 250,000 options were extended under this program, which accounted for approximately 2% of options outstanding as of December 31, 2003. In accordance with SFAS 123, the Company recognized compensation expense during 2003 of $34,030 for the fair value of the options at the date their expiration date was extended using a Black Scholes option-pricing model.

In 2004 and 2003, the Company granted awards of 10,479,240 and 4,504,232, respectively, of common stock as compensation to outside consultants, employees and directors. The Company has charged operations in 2004 and 2003 for the fair value of the common stock awarded on the date of the grants in the amount of $993,215 and $279,545, respectively.

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note L -

Lease Arrangements

The Company leases office space under an operating lease which expires during 2005. The lease requires the payment of property and business taxes, insurance and maintenance costs in addition to rental payments. The future minimum lease payments are $37,500 for 2005.

Rent expense under operating leases was $56,532 and $67,994 for the years ended December 31, 2004 and 2003, respectively.

Note M-

Related Party Transactions

A director and stockholder of the Company is a partner in the law firm that acts as counsel and patent attorneys to the Company. The Company incurred legal fees and expenses to the law firm totaling approximately $172,000 and $128,000 in 2004 and 2003, respectively. As of December 31, 2004 and 2003, L.A.M. owed Nath & Associates, PLLC approximately $388,000 and $344,000, respectively, for legal services.

Note N -

Commitments & Contingencies

Capital Research Group, Inc., an investor relations firm formerly used by the Company, filed a claim against the Company with the American Arbitration Association alleging that the Company failed to pay Capital Research Group in accordance with the terms of an agreement between the parties. In May 2003, the Company learned that the arbitrator awarded damages in the amount of approximately $600,000 to Capital Research Group. On November 19, 2003, the Company and Capital Research Group agreed to settle all amounts owed by the Company to Capital Research Group through the issuance of 3,059,363 shares of the Company’s common stock. In addition, the Company granted warrants to purchase 1,000,000 shares of the Company’s common stock at a price of $0.22 per share and warrants to purchase 230,750 shares of the Company’s common stock at a price of $0.01 per share. All the warrants were exercised through a cashless option that resulted in the issuance of 409,527 shares of the Company’s common stock in 2004.

In March 2004, Tony Papa, a consultant who had formerly provided services to the Company, filed a lawsuit with the District Court of Montreal in Quebec, Canada in the amount of $2.8 million against the Company and one of the Company’s directors. The lawsuit alleged that the Company failed to issue shares of our common stock to Mr. Papa for services rendered during the periods of 2001 and 2002. On April 26, 2004 the lawsuit was settled in full through the issuance of two million shares of the Company’s common stock. We expensed $560,000, the effect of the settlement, in 2004.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York
FINANCIAL REPORTS AT MARCH 31, 2005

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York BALANCE SHEETS
	(Unaudited)
	March 31,	December 31,
	2005	2004

ASSETS

Current Assets
Cash and Cash Equivalents	$29,722	$65,866
Accounts Receivable, net	163,648	4,795
Inventory	72,230	440,746
Prepaid Expenses	77,480	75,879

Total Current Assets	343,080	587,286

Property and Equipment - Net of Accumulated Depreciation	66,979	73,587

Other Assets
Patents and Trademarks - Net of Accumulated Amortization	634,037	634,629

Total Assets	$1,044,096	$1,295,502

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable and Accrued Expenses	$766,393	$864,525
Current Portion of Deferred Licensing Revenue	132,360	131,250

Total Current Liabilities	898,753	995,775

Other Liabilities
Due to Stockholders	149,545	149,545
Deferred Licensing Revenue	—	19,860

Total Liabilities	1,048,298	1,165,180

Stockholders' Equity (Deficit)
Common Stock - $.0001 Par; 150,000,000 Shares
Authorized; 78,348,713 and 66,115,713
Shares Issued and Outstanding, Respectively	7,835	6,611
Additional Paid-In Capital	34,351,351	33,234,036
Accumulated Deficit	(34,363,388)	(33,110,325)

Total Stockholders' Equity (Deficit)	(4,202)	130,322

Total Liabilities and Stockholders' Equity (Deficit)	$1,044,096	$1,295,502

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
			Additional		Total
	Number	Common	Paid-In	Accumulated	Stockholders'
	of Shares	Stock	Capital	Deficit	Equity (Deficit)
Balance - December 31, 2003	45,809,364	$4,581	$29,022,904	$(29,130,093)	$(102,608)

Capital Contribution – Interest Expense	—	—	1,869	—	1,869
Stock Options Granted -
Compensation for Services Rendered	—	—	12,188	—	12,188
Common Shares Issued -
Compensation for Services Rendered	607,560	61	110,979	—	111,040
Sale of Shares Under the Stock Subscription Agreements	300,000	30	958,480	—	958,510
Proceeds from Warrant Exercise	2,133,549	213	259,160	—	259,373
Premium on the Issuance of Warrants	—	—	624,707	—	624,707
Lawsuit Accrual	—	—	560,000	—	560,000
Collection of Receivable on Option Exercise	—	—	580	—	580
Collection of Receivable on Sale of Stock Subscription Agreements	—	—	32,000	—	32,000
Net Loss for the Period (Unaudited)	—	—	—	(1,583,780)	(1,583,780)

Balance – March 31, 2004 (Unaudited)	48,850,473	$4,885	$31,582,867	$(30,713,873)	$873,879

Balance - December 31, 2004	66,115,713	$6,611	$33,234,036	$(33,110,325)	$130,322

Capital Contribution – Interest Expense	—	—	2,430	—	2,430
Stock Options Granted -
Compensation for Services Rendered	—	—	1,811	—	1,811
Common Shares Issued -
Compensation for Services Rendered	12,233,000	1,224	929,259	—	930,483
Sale of Shares Under the Stock Subscription Agreements	—	—	183,815	—	183,815
Net Loss for the Period (Unaudited)	—	—	—	(1,253,063)	(1,253,063)

Balance – March 31, 2005 (Unaudited)	78,348,713	$7,835	$34,351,351	$(34,363,388)	$(4,202)

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF OPERATIONS (UNAUDITED)
	Three Months Ended
	March 31,
	2005	2004

Revenues
Licensing and Royalty Revenue	$37,500	$—
Net Sales	175,220	18,636

Total Revenue	212,720	18,636

Expenses
Cost of Sales	363,606	3,963
General and Administrative	202,772	197,887
Marketing and Business Development	862,476	165,582
Research and Development	16,037	31,239
Depreciation and Amortization	18,462	17,169

Total Expenses	1,463,353	415,840

Loss Before Other Expenses	(1,250,633)	(397,204)

Other Expenses
Interest Expense	2,430	1,869
Premium on Issuance of Warrants	—	624,707
Provision for Lawsuit Settlement	—	560,000

Total Other Expenses	2,430	1,186,576
Net Loss for the Period	$(1,253,063)	$(1,583,780)

Net Loss per Common Share - Basic and Diluted	$(0.02)	$(0.03)

Weighted Average Number of Common Shares
Outstanding – Basic and Diluted	74,641,191	47,886,434

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,
	2005	2004
Cash Flows from Operating Activities

Net Loss for the Period	$(1,253,063)	$(1,583,780)

Adjustments to Reconcile Net Loss for the Period
to Net Cash Flows from Operating Activities:
Depreciation and Amortization	18,462	17,169
Capital Contributions:
Premium on the Issuance of Warrants	—	624,707
Deemed Interest Expense on
Loans from Stockholders	2,430	1,869
Deferred Licensing Revenue	(18,750)	—
Share and Option Grants to Consultants	830,294	60,123
Provision for Lawsuit Settlement	—	560,000
Inventory Obsolescence Reserve	257,063	—

Changes in Assets and Liabilities:
Accounts Receivable	(158,853)	1,190
Inventory	111,453	7,899
Prepaid Expenses	(1,601)	—
Accounts Payable and Accrued Expenses	3,868	(147,039)
Net Cash Flows from Operating Activities	(208,697)	(457,862)

Cash Flows from Investing Activities
Investment in Patents and Trademarks – Net	(11,262)	(34,887)
Net Cash Flows from Investing Activities	(11,262)	(34,887)

Cash Flows from Financing Activities
Proceeds from Exercise of Stock Options	—	580
Proceeds from the Sale of Shares Under
Stock Subscription Agreements	183,815	990,510
Proceeds from Exercise of Warrants	—	259,373
Net Cash Flows from Financing Activities	183,815	1,250,463

Net Change in Cash and Cash Equivalents	(36,144)	757,714
Cash and Cash Equivalents - Beginning of Period	65,866	25,132
Cash and Cash Equivalents - End of Period	$29,722	$782,846

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York STATEMENTS OF CASH FLOWS (UNAUDITED) – continued

	Three Months Ended
	March 31,
	2005	2004
SUPPLEMENTAL DISCLOSURE
Interest Paid	$—	$—
Income Taxes Paid	$—	$—

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note A -

Basis of Presentation
The condensed financial statements of L.A.M. Pharmaceutical, Corp. (the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company’s Form 10-KSB and other reports filed with the SEC.

The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with market launch of new products, costs incurred to raise capital, acquisitions of patents and trademarks, and stock options and awards.

Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications made to the prior year have no impact on the net loss, or overall presentation of the financial statements.

Note B -

Accounting Policies
Revenue Recognition
Royalty Revenue Recognition
The Company recognizes royalty revenue based on royalty reports or related information received from the licensee and when collectibility is reasonably assured.

Sales Revenue Recognition
The Company recognizes sales revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns.

Method of Accounting
The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Note C -

Inventory
Inventory is comprised of finished goods and raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value. If the cost of the inventories exceeds expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on estimates. The valuation of inventories also requires the Company to estimate excess inventories and inventories that are not saleable. The determination of excess or non-saleable inventories requires the Company to estimate the future demand for the Company’s product and consider the shelf life of the inventory. The Company

-continued-

L.A.M. PHARMACEUTICAL, CORP. (A DELAWARE CORPORATION) Lewiston, New York NOTES TO FINANCIAL STATEMENTS

Note C -

Inventory - continued
has revised its estimate of the demand for the Company’s product and recorded an inventory obsolescence provision for the estimated excess inventory as at March 31, 2005 in the amount of $257,063.

March 31,	2005	2004

IPM Wound GelTM	$329,293	$438,621
Raw Materials	—	2,125
	329,293	440,746
Inventory Obsolescence	(257,063)	—

Inventories	$72,230	$440,746

Note D -

Share and Option Grants
The Company has stock option plans under which employees, non-employee directors, consultants and investors may be granted options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates.

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25 and related interpretations in accounting for its stock-based compensation made to its employees. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APB No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. The Company generally uses the straight-line method of amortization for stock based compensation.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would have been adjusted to the following pro forma amounts:

	For the Three Months ended
	March 31,
	2005	2004
Net loss
As reported	$1,253,063	$1,583,780
Pro forma	$1,253,063	$1,583,780
Net Loss per share
As reported	$0.02	$0.03
Pro forma	$0.02	$0.03

Note E -	Concentrations During the period ended March 31, 2005, the Company generated sales from one customer representing 91% of total net sales.